
11005254

OUR INVESTMENT.
OUR COMMUNITY.



2010 ANNUAL REPORT | CHAMPION INDUSTRIES, INC.

CORPORATE PROFILE

Champion Industries, Inc., headquartered in Huntington, West Virginia, is a commercial printer, business forms manufacturer and office products and office furniture supplier. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia, with a total daily and Sunday circulation of approximately 23,000 and 29,000, respectively. With annual revenues of over $129.9 million, the Company operates in regional markets of the United States, east of the Mississippi River.





FINANCIAL HIGHLIGHTS GRAPHS

REVENUE
(IN THOUSANDS)

$ 170,000
150,000
130,000
110,000
90,000
70,000

'06 '07 '08 '09 '10

GROSS PROFIT
(IN THOUSANDS)

$ 55,000
45,000
35,000
25,000
15,000
5,000

'06 '07 '08 '09 '10

NET CASH PROVIDED BY OPERATING ACTIVITIES
(IN THOUSANDS)


$ 16,000
12,000
9,000
6,000
3,000
0
'06
'07
'08
'09
'10

TOTAL DEBT
(IN THOUSANDS)


$ 100,000
80,000
60,000
40,000
20,000
0
'06
'07
'08
'09
'10

FINANCIAL HIGHLIGHTS

	Year Ended October 31,				
	2010[4]	2009[3]	2008 (Restated)	2007[2]	2006[1]
Operating Results Data	(In thousands, except share and per share data)				
Total revenues	$ 129,934	$ 141,258	$ 165,754	$ 148,489	$ 147,249
Gross profit	38,623	40,828	52,215	42,850	43,394
Income (loss) from operations	5,373	(37,593)	12,719	10,514	9,753
Net income (loss)	488	(27,521)	4,658	6,080	5,474
Earnings (loss) per share:					
Basic	$ 0.05	$ (2.76)	$ 0.47	$ 0.61	$ 0.56
Diluted	0.05	(2.76)	0.46	0.60	0.55
Weighted average common shares outstanding:					
Basic	9,988,000	9,988,000	9,986,000	9,957,000	9,818,000
Diluted	9,988,000	9,988,000	10,024,000	10,103,000	9,972,000
Dividends per share	0.00	0.06	0.24	0.24	0.20
Book value per share at year end	2.35	2.30	5.06	4.89	4.51

(1) During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. In 2006, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

(2) The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

(3) Includes impairment for goodwill and other Intangibles in the fourth quarter of 2009 of $(41.1) million or $(25.5) million net of tax or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000), net of tax or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000) or $(128,000) net of tax or $(0.01) per share on a basic and diluted basis related to impairment charges associated with property, plant and equipment.

(4) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million $(1.1) million net of tax or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million or $0.2 million net of tax as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

	At October 31,				
	2010	2009	2008 (Restated)	2007	2006
Financial Position Data	(In thousands)				
Cash and cash equivalents/ negative book cash balances	$ (1,014)	$ 1,159	$ (987)	$ 5,793	$ 5,487
Working capital[1]	13,150	(42,579)	20,367	25,308	25,955
Total assets	92,234	101,022	141,279	149,212	65,989
Long-term debt (net of current portion)[2]	52,299	918	66,332	79,378	4,220
Shareholders' equity	23,422	22,934	50,496	48,727	44,777

(1) Includes $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2009.

(2) Includes non-current borrowings under the Company's credit facilities, in 2009 $60.5 million of long-term debt was reclassified to current debt, see (1) above.

SPECIAL NOTES REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report or in documents incorporated herein by reference, including without limitation statements including the word "believes," "anticipates," "intends," "expects" or words of similar import, constitute "forward-looking statements" within the meaning of section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, among others, changes in business strategy or development plans and other factors referenced in this Annual Report, including without limitations under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.



LETTER FROM THE CHAIRMAN

> "It is our belief that our expertise and investment in this area [output solution related assets] should provide a solid platform for expanded opportunities while funneling related product offerings to our other core operations."

2010 represented a year in which Champion was able to complete a large part of its restructuring efforts, and we believe, lay a new foundation for a prosperous future. The Great Recession has been difficult on most industries, and certainly, our key segments were not immune to the wrath of the economic upheaval. It is a common belief that a disciplined company with solid fundamentals can overcome any challenge, and Champion is certainly an example of this mantra.

In 2010, our focus was on realigning our operations to streamline efficiency and prepare for future growth prospects. We continued to pursue customer and market growth utilizing our existing capabilities and the investments we have made over the last several years. We remain very bullish on our digital, postal optimization and output solution related assets. It is our belief that our expertise and investment in this area should provide a solid platform for expanded opportunities while funneling related product offerings to our other core operations.

Our historical printing operations have suffered the brunt of the impact of the global recession, so this is where we have focused our cost reduction initiatives. We have made operational changes and capital investments in our printing segment to streamline operations and improve capacity and product offerings. Our supply group, which consists of office products and office furniture, has held up relatively well the last two years, which we believe is due to our niche operating footprint and superior expertise in the regional furniture markets we serve. The newspaper has had the same challenges that have been on-going industry wide and have been exacerbated by the recession. We realigned our cost structure in the mid-point of 2009 and were able to see improved results in 2010 due to these adjustments.

As we have reflected on the difficulties we have all faced the last two years we began to look beyond Champion and into our communities in preparing our annual report. We were reminded that there are real needs in our communities that exist regardless of the state of the economy. Although it is not possible to memorialize all of the contributions our employees and Champion give to our communities, we have attempted to give our shareholders a flavor of what we do in just a few of our communities. These examples are carried forward at all of our locations through a combination of the efforts and donations of our employees and of our companies.

I wish all of our shareholders, customers, vendors and employees a healthy and rewarding new year and look forward to the opportunity to write to you next year discussing improved results.

MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer



BOARD OF DIRECTORS

PICTURED LEFT TO RIGHT

LOUIS J. AKERS
Consultant | Former Vice Chairman of the Board of Directors - Ferris, Baker Watts, Incorporated

PHILIP E. CLINE
Interim President - Alderson-Broaddus College

HARLEY F. MOONEY, JR.
Brigadier General U.S. Army (Retired) | Managing Partner - Mooney-Osborne & Associates

MARSHALL T. REYNOLDS
Chairman of the Board & Chief Executive Officer - Champion Industries, Inc.

A. MICHAEL PERRY
Retired Chairman of the Board - Bank One West Virginia, N.A.

NEAL W. SCAGGS
President - Baisden Brothers, Inc.

GLENN W. WILCOX
Chairman of the Board - Wilcox Travel Agency, Inc.



OFFICERS

MARSHALL T. REYNOLDS
Chairman of the Board &
Chief Executive Officer

TONEY K. ADKINS
President & Chief Operating Officer

J. MAC ALDRIDGE
Senior Vice President

TODD R. FRY
Senior Vice President &
Chief Financial Officer

R. DOUGLAS MCELWAIN
Senior Vice President

JAMES A. RHODES
Senior Vice President


MARSHALL T. REYNOLDS


TODD R. FRY


TONEY K. ADKINS


R. DOUGLAS MCELWAIN


J. MAC ALDRIDGE


JAMES A. RHODES

OUR INVESTMENT.
OUR COMMUNITY.


We understand that to be
a strong business partner,
we must demonstrate our
ability to be an even stronger
partner to the community.

In the day-to-day life of Champion Industries, we do our best to perform for our customers, colleagues, shareholders, and environment. Our efforts in the printing, office furniture and office supplies and media industries are accomplished by talented and experienced professionals that are focused on the attainment of many goals that all relate to the continued solid performance of the Company.

In addition to all these initiatives, we focus on the needs and growth of the communities we serve. The challenges that are faced by the communities we not only serve but are members of, are similar to those found across the globe. Our ability to positively impact the future of these communities have both local and global implications in the short and long term. We believe that our commitment to our customers is enhanced by our ability to commit resources, both financial and human, to the many worthwhile initiatives that exist in our regions.

Throughout this annual report we demonstrate that commitment to the people, organizations and regions that we serve. We understand that to be a strong business partner, we must demonstrate our ability to be an even stronger partner to the community.


OUR INVESTMENT.
OUR COMMUNITY.

Proceeds from the West Virginia 5K Championship, sponsored by The Herald-Dispatch, are donated to the United Way of the River Cities.

Throughout the United States there are many worthwhile charitable organizations. One of the most visible is the United Way. In all of the markets that Champion operates, the United Way is an integral part of the community. As a major funding source for many local and regional organizations and causes, the United Way serves as an operational necessity for many of the communities throughout the regions that Champion serves.

The Herald-Dispatch, a newspaper operated by Champion, is one of the major sources of media and information for the community of Huntington, West Virginia. The Herald-Dispatch has been a trusted resource for the citizens of the region for over 100 years. Growing that trust through the efficient and accurate delivery of news and advertising has been a goal of the newspaper since day one. One of the more effective ways to do so has been the ability of the newspaper to partner with various community organizations. The Herald-Dispatch is a major community partner of the United Way of the River Cities and its initiatives.



For many years, The Herald-Dispatch has worked with the team at the United Way to develop and place advertising and editorial content detailing the work and the positive results of the United Way and their funded partners. This has led to increased fundraising efforts as well as awareness of the programs. In addition, the newspaper has been a title sponsor to many of the events of the United Way for many years. With not only news coverage and advertising placement but also a financial commitment to events such as the West Virginia 5K Championship Run/Walk, the Putt & Play event, the "Day of Action" and other United Way promotions, The Herald-Dispatch is making positive contributions to the United Way – and subsequently the entire community – by participating in every way possible.


OUR INVESTMENT.
OUR COMMUNITY.
WHIPPED

BOYS & GIRLS CLUB

The first Boys & Girls Club was created in Hartford, Connecticut, in 1860. Believing that boys who roamed the streets should have a positive alternative, the first club was born. That positive outlet quickly grew and many clubs were formed all over the country. In the Huntington, West Virginia region, there are three of these operating clubs that serve hundreds of young people in our region, many without the ability to meet the $10 annual obligation.

The people at Champion Industries understand the role that the Boys & Girls Clubs play in our market. Through the development of youth with interactive and educational programs, many of our future leaders are molded at the clubs. Champion provides both financial and human resources to the operations of these clubs. In addition, longtime employees of Champion have served on the Board of Directors for many, many years.

Without the resources provided by Champion and other sponsoring organizations, there would be a multitude of children in the region that would be without many of the basic needs that so many take for granted. The Boys & Girls Club offers transportation, free hot meals, tutoring, lessons, and an outlet for physical activities. Many children in the region would go without all of these things if it were not for the efforts of the Boys & Girls Club.

At Champion, we recognize that the fostering of positive attitudes in our youth today leads to outstanding leadership tomorrow. We are proud to partner with the Boys & Girls Club and many other worthwhile organizations.


OUR INVESTMENT.
OUR COMMUNITY.

HOSPICE

Challenges that individuals face are oftentimes faced by their families and friends at the same time. Perhaps there is no better example than those facing the end of life and the need for hospice care. Hospice of Huntington is committed to helping patients live longer and better, while also providing much-needed support for those who find themselves in the role of the caregiver. Through progressive and caring programs and services that tend to the patient's physical, emotional and spiritual needs, the agency has cared for nearly 15,000 patients living in West Virginia and southern Ohio since 1982.

Champion recognizes the important role that Hospice of Huntington plays in our community, and has taken an aggressive role in support of the organization. As a non-profit organization, Hospice of Huntington relies upon the generosity of both individuals and businesses like Champion to provide this specialized care, regardless of a patient's ability to pay. Through financial commitments to many of their events and activities, Champion provides direct financial support to the organization. Indirectly, Champion provides support by not only sponsoring these events, but also actively recruiting other sponsors and participants. Through our involvement with Hospice of Huntington and other organizations in our region, we can positively benefit individuals and families in the community. There is no greater reward.

"Having the support of Champion goes a long way towards continuing our mission of providing quality end-of-life care to some of the most vulnerable people throughout our community."

Charlene Farrell, President & CEO of Hospice of Huntington, Inc.

OUR INVESTMENT.
OUR COMMUNITY.

WEST VIRGINIA SYMPHONY

At Champion Industries, we reach out to segments of our communities every day. In both our business and community efforts, we are poised to positively affect many individuals each step of the way. When we partner with organizations in our regions, we look for those that do the same. The West Virginia Symphony Orchestra is one of those organizations.

As a statewide resource, not only does the Symphony offer enriching symphonic music experiences throughout the state of West Virginia, they also are committed to education and community outreach throughout the state. The Symphony puts on 13 symphonic, pops and family concerts annually in Charleston, West Virginia. In addition, they have reached out to over 17,000 students and teachers through the many statewide events and performances they put on. Their emphasis on education has allowed them to provide funding that allows young people to travel to Charleston and participate in WVSO's Young People's Concert Series. Through this aggressive presentation and interaction with the youth of West Virginia, many students are exposed to the arts for the very first time.

Champion is proud to support the West Virginia Symphony Orchestra and their commitment to enriching the lives of young and old through their outstanding efforts.

COMMUNITY INVOLVEMENT

Being involved in a worthwhile effort is commendable. Dedicating a major portion of your life to your region is outstanding. Longtime Champion employee Joe Hushion from our Parkersburg, West Virginia facility was honored in 2010 with the Spirit of Wood County Award for more than 50 years of service to his region. As a visible leader in the community, Joe has served in many roles and on many boards as a true visionary. His efforts have benefited his community and his career.



OUR INVESTMENT.
OUR COMMUNITY.

INTERNATIONAL HOSPITALITY FOUNDATION

Louisiana State University is a respected and vibrant institution that provides a visible impact to the area through outstanding education and an aggressive outreach effort in many ways. LSU's reach is global, and many of the University's programs attract interest and participation from individuals and organizations across the globe.

Champion team member Doug Vance, along with his wife, Vicki, have assisted LSU and their international contingencies by opening their home and their schedules to facilitate a cultural exchange with international visitors to the University through the International Hospitality Foundation. The IHF organization allows international students and visitors throughout the United States to share cultural traditions with their American hosts. In exchange, the American host families welcome these visitors to their holiday celebrations, traditions and general lives.

For 23 years, Doug and Vicki Vance have been active participants in the program and have hosted and assisted students from a variety of countries. Through this worthwhile effort, the Vance family has made a noticeable impact on their community and many of the members of it.


merican Cancer Society
LIFE

At one time or another, most of us have been affected by the ravages of cancer. At Champion, we sincerely believe that with the proper research and funding, the disease can be defeated. That belief runs through the core of every person in the Company, and we do all that we responsibly can to support efforts to eradicate the disease.

One of those is the American Cancer Society's Relay for Life. The event has become the signature fundraising vehicle for the American Cancer Society in their fight against cancer. Many Champion team members have participated in the Relay for Life across all the communities in which we operate, and we proudly support their efforts.

PRINTING DIVISIONS and NEWSPAPER


Blue Ridge
PRINTING

Carolina Cut Sheets
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.

CHAMPION
OUTPUT SOLUTIONS

CHAPMAN PRINTING COMPANY
CHARLESTON

CHAPMAN PRINTING COMPANY
HUNTINGTON

CHAPMAN PRINTING COMPANY
LEXINGTON

CHAPMAN PRINTING COMPANY
MORGANTOWN

CHAPMAN PRINTING COMPANY
PARKERSBURG

CONSOLIDATED
GRAPHIC COMMUNICATIONS

Donihe Graphic
A DIVISION OF CHAMPION INDUSTRIE

INTERFORM
SOLUTIONS

The Merten Company
a division of Champion Industries

The Herald-Dispatch

US TAG

BLUE RIDGE PRINTING
544 Haywood Road | Asheville, NC 28806
phone 828.254.1000 | 800.633.4298
fax 828.252.6455
email asheville@brprinting.com

Specializing in super-critical color catalogs, brochures and annual reports for fashion, furniture and financial clientele as well as ad agencies | Highest quality commercial printer with full digital pre-press | Utilizes proprietary UltraRaster™ color separation process | 4- and 6- color presses up to 28 in. x 40 in. | Full bindery | Die cutting

CAROLINA CUT SHEETS
P.O. Box 299 | Huntington, WV 25707
phone 304.691.5041 | 800.745.5301
fax 888.747.5287
email ccsart@champion-industries.com

Roll to cut sheet business forms manufacturer with digital pre-press | 1- to 5-color presses up to 17 1/2 in. x 22 in. | Capabilities include folding, drilling and padding

CHAMPION GRAPHIC COMMUNICATIONS
10848 Airline Highway
Baton Rouge, LA 70816
phone 255.291.9090 | 800.552.4610
fax 225.291.0900

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- to 6-color presses up to 26 in. x 40 in. | Full bindery featuring automated saddle stitching and perfect binding | Fulfillment services

CHAMPION OUTPUT SOLUTIONS
120 Hills Plaza | Charleston, WV 25387
phone 304.720.0343
fax 304.720.0348

Outsource provider | Statement rendering | Variable check and explanation of benefits printing | Medical billing | Utility billing | Industrial invoicing | Automated mail services, including postal presorting and comingling | Inkjet services | Print-on-demand

CHAPMAN PRINTING COMPANY
3000 Washington Street
Charleston, WV 25387
phone 304.341.0676 | 800.824.6620
fax 304.341.0688
email cpcchas@champion-industries.com

Printing sales headquarters with full digital pre-press | Office product sales | Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions | Mail | Digital print

CHAPMAN PRINTING COMPANY
2450-90 1st Avenue
Huntington, WV 25703
phone 304.528.2791 | 800.624.3431
fax 304.528.2746
email cpcprep@champion-industries.com

Mid-sized commercial printer with full digital pre-press | Office product sales | 1- to 4-color presses up to 28 in. x 40 in. | Full bindery with auto saddle stitch and perfect binding | Letterpress, envelope presses and foil stamping | In-house rotary division for manufacturing short- to medium-run business forms, laser cut sheets and continuous snapout | Off- and online MICR encoding | Automated presentation folder/gluer

CHAPMAN PRINTING COMPANY
890 Russell Cave Road
Lexington, KY 40505
phone 859.252.2661 | 800.432.0959
fax 859.231.8341
email prepress@cpclex.com

Printing sales office with full digital pre-press | Office product sales

CHAPMAN PRINTING COMPANY
951 Point Marion Road | Suite 1
Morgantown, WV 26508
phone 304.284.0200
fax 304.284.0209

Printing sales headquarters with full digital pre-press | Office product sales | Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions | Mail | Digital print

CHAPMAN PRINTING COMPANY
405 Ann Street
Parkersburg, WV 26101
phone 304.485.8596 | 800.458.8596
fax 304.485.4793
email cpcpkbg@champion-industries.com

Mid-sized commercial printer with full digital pre-press and full color separations | Office product sales | 5- and 6- color presses up to 28 in. x 40 in. | Full bindery | Digital Process Color Press

CONSOLIDATED GRAPHIC COMMUNICATIONS
1901 Mayview Road
Bridgeville, PA 15017
phone 412.221.2700 | 800.568.3696
fax 412.257.8628
email info@cgc1.com

Full line printing and services distributor | Print management | Fulfillment | B2B e-commerce solutions | Promotional products | Pre-press services | Digital Process Color Press

DONIHE GRAPHICS
766 Brookside Drive
Kingsport, TN 37660
phone 423.246.2800 | 800.251.0337
fax 423.246.7025
email donihesales@champion-industries.com

Medium- to long-run half-web color printer with full digital pre-press featuring full color separations | 5-color 2-sided Harris M110 press up to 17 3/4 in. x 26 1/2 in. with aqueous coating | 6-color sheetfed press up to 28 in. x 40 in. with coater and full bindery

INTERFORM SOLUTIONS
1901 Mayview Road
Bridgeville, PA 15017
phone 412.221.3300 | 800.255.3370
fax 412.221.6585
email info@interformsolutions.com

Leading manufacturer of business forms and direct mail printing to the trade | Roll-fed presses up to 8-color | Full bindery | Mailer and blown-on labels | Direct mail printing and in-house mailing services | Bar coding for inventory control | Variable imaging and personalization | Forms management programs | Foil embossing and registered holograms | Warehousing

THE MERTEN COMPANY
1515 Central Parkway
Cincinnati, OH 45214
phone 513.721.5167 | 800.255.8638
fax 513.241.2219
email sales@mertenco.com

Mid-sized commercial printer with full digital pre-press | 1- to 6-color presses up to 28 in. x 40 in. with in line aqueous coating | Full bindery | Fulfillment services

THE HERALD-DISPATCH
946 5th Ave | Huntington, WV 25701
phone 304.526.4000 | 800.955.6110
fax 304.526.2857
email news@herald-dispatch.com

Daily newspaper in Huntington, WV | Total daily and Sunday circulation of approximately 23,000 and 29,000, respectively

US TAG
2450-90 1st Avenue
Huntington, WV 25703
phone 304.691.5046 | 800.638.1018
fax 304.691.5060 | 800.625.6076
email ustag@champion-industries.com

Stock and custom tag manufacturer | Small-sized commercial printer with full digital pre-press | 1- to 3-color presses up to 14 in. x 20 in. | Letterpress up to 18 in. x 22 in. | Full bindery

OFFICE PRODUCTS and OFFICE FURNITURE DIVISIONS


CAPITOL
BUSINESS
INTERIORS
A DIVISION OF STATIONERS, INC.


A DIVISION OF STATIONERS, INC.


CHAMPION
GRAPHIC COMMUNICATIONS
A DIVISION OF CHAMPION INDUSTRIES, INC.


CHAPMAN
PRINTING
COMPANY
MORGANTOWN


StationerS
INCORPORATED


Smith&Butterfield
A DIVISION OF CHAMPION INDUSTRIES, INC.

CAPITOL BUSINESS INTERIORS
711 Indiana Avenue | Charleston, WV 25302
phone 304.343.7550 | 800.628.7880
fax 304.346.3350

Office furniture: A-Grade; Systems | Space planning and design

CAPITOL BUSINESS INTERIORS
1214 Main Street | Wheeling, WV 26003
phone 304.233.8880 | 800.962.3659
fax 304.233.8866

Office furniture: A-Grade; Systems | Space planning and design

CHAMPION CLARKSBURG
700 North 4th Street | Clarksburg, WV 26301
phone 304.623.6688 | 866.313.4781
fax 304.623.0267 | 800.806.2068
email cfiber@wvdsl.net

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Full line printing and services distributor

CHAMPION GRAPHIC COMMUNICATIONS
10848 Airline Highway
Baton Rouge, LA 70816
phone 255.291.9090 | 800.552.4610
fax 225.291.0900

Full line of office products and supplies | Data products and supplies | Office furniture: Mid-range; Budget

CHAPMAN PRINTING COMPANY
951 Point Marion Road | Suite 1
Morgantown, WV 26508
phone 304.284.0200
fax 304.284.0209

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Systems | Space planning and design

STATIONERS
1945 5th Avenue | Huntington, WV 25703
phone 304.528.2780 | 800.862.7200
fax 304.528.2795
email e-champ@champion-industries.com

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services

SMITH & BUTTERFIELD
2800 Lynch Road | Evansville, IN 47711
phone 812.422.3261 | 800.321.6543
fax 812.429.0532

Full line of office products and supplies | Data products and supplies | Office furniture: A-Grade; Mid-range; Budget; Pre-owned | Design services | Printing sales







SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for each of the five years in the period ended October 31, 2010, have been derived from the Audited Consolidated Financial Statements of the Company. The information set forth below should be read in conjunction with the Audited Consolidated Financial Statements, related notes, and the information contained in Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere herein.

	Year Ended October 31,				
	2010 [4]	**2009** [3]	**2008 (Restated)**	**2007** [2]	**2006** [1]
OPERATING STATEMENT DATA:	(In thousands, except share and per share data)				
Revenues:					
Printing	**$ 80,971**	$ 88,990	$ 105,275	$ 104,500	$ 108,475
Office products and office furniture	**33,438**	35,874	41,540	41,449	38,774
Newspaper	**15,525**	16,394	18,939	2,540	—
Total revenues	**129,934**	141,258	165,754	148,489	147,249
Cost of sales & newspaper operating costs:					
Printing	**59,351**	66,856	75,590	75,617	77,077
Office products and office furniture	**23,633**	24,859	28,457	28,834	26,778
Newspaper cost of sales & operating costs	**8,327**	8,715	9,492	1,188	—
Total cost of sales & newspaper operating costs	**91,311**	100,430	113,539	105,639	103,855
Gross profit	**38,623**	40,828	52,215	42,850	43,394
Selling, general and administrative expenses	**31,609**	37,126	39,529	32,336	34,018
Restructurings/asset impairments costs	**1,641**	41,334	—	—	—
Hurricane and relocation costs, net of recoveries	**—**	(39)	(33)	—	(377)
Income (loss) from operations	**5,373**	(37,593)	12,719	10,514	9,753
Other income (expense):					
Interest income	**—**	3	66	45	28
Interest expense	**(5,414)**	(5,185)	(5,734)	(1,455)	(610)
Other income (expense)	**1,013**	(476)	70	179	32
Income (loss) before income taxes	**972**	(43,251)	7,121	9,283	9,203
Income tax benefit (expense)	**(484)**	15,730	(2,463)	(3,203)	(3,729)
Net income (loss)	**$ 488**	$ (27,521)	$ 4,658	$ 6,080	$ 5,474
Earnings (loss) per share:					
Basic	**$ 0.05**	$ (2.76)	$ 0.47	$ 0.61	$ 0.56
Diluted	**0.05**	(2.76)	0.46	0.60	0.55
Dividends per share	**$ 0.00**	$ 0.06	$ 0.24	$ 0.24	$ 0.20
Weighted average common shares outstanding:					
Basic	**9,988,000**	9,988,000	9,986,000	9,957,000	9,818,000
Diluted	**9,988,000**	9,988,000	10,024,000	10,103,000	9,972,000

[1] During the fourth quarter of 2005, the Company incurred various charges resulting from Hurricane Katrina. In 2006 as a result of the hurricane, the Company recorded recoveries of approximately $377,000, or $224,000 net of tax or $0.02 per share on a basic and diluted basis.

(2) The revenues associated with the acquisition of The Herald-Dispatch are primarily composed of advertising, circulation and commercial printing revenues. The advertising and circulation revenues are included as a component of the newspaper segment and the commercial printing revenues are recorded as a component of the printing segment. Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

(3) Includes impairment for goodwill and other intangibles in the fourth quarter of 2009 of $(41.1) million or $(25.5) million net of tax or $(2.55) per share on a basic and diluted basis. The Company also recorded a loss on an interest rate swap agreement resulting from a reclassification from other comprehensive income to other expense, pursuant to the elimination of a LIBOR borrowing option from the Administrative Agent of the Credit Agreement resulting in the ineffectiveness of a cash flow hedge in the amount of $(578,000), net of tax or $(0.06) per share on a basic and diluted basis. The Company also incurred a charge of $(206,000) or $(128,000) net of tax or $(0.01) per share on a basic and diluted basis related to impairment charges associated with property, plant and equipment.

(4) Includes charges in 2010 related to a restructuring and profitability enhancement plan of $(1.8) million $(1.1) million net of tax or $(0.11) per share on a basic and diluted basis. The Company also recorded other income in 2010 associated with an interest rate swap agreement, which expired in the fourth quarter of 2010, resulting primarily from a reclassification from other comprehensive income to other income of $0.7 million or $0.4 million net of tax. In the first quarter of 2010, the Company reported $0.3 million or $0.2 million net of tax as other income due to the Administrative Agent of the Company's Credit Agreement eliminating the LIBOR borrowing option resulting in ineffectiveness of a cash flow hedge.

	At October 31,				
	2010	**2009**	**2008 (Restated)**	**2007**	**2006**
Balance Sheet Data:			(In thousands)		
Cash and cash equivalents/ negative book cash balances	**$ (1,014)**	$ 1,159	$ (987)	$ 5,793	$ 5,487
Working capital[1]	**13,150**	(42,579)	20,367	25,308	25,955
Total assets	**92,234**	101,022	141,279	149,212	65,989
Long-term debt (net of current portion)[2]	**52,299**	918	66,332	79,378	4,220
Shareholders' equity	**23,422**	22,934	50,496	48,727	44,777

(1) Includes $60.5 million of long-term debt reclassified to current debt due to the Company's inability to remain in compliance with various financial covenants in 2009.

(2) Includes non-current borrowings under the Company's credit facilities, in 2009 $60.5 million of long-term debt was reclassified to current debt, see (1) above.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets of the United States of America, east of the Mississippi River. The Company also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 23,000 and 29,000 respectively. The Company has grown through strategic acquisitions and internal growth. Through such growth, the Company has realized regional economies of scale, operational efficiencies, and exposure of its core products to new markets. The Company has acquired fifteen printing companies, eight office products and office furniture companies, one company with a combined emphasis on both printing and office products and office furniture, a paper distribution division (which was subsequently sold in 2001) and a daily newspaper since its initial public offering on January 28, 1993.

The Company's net revenues consist primarily of sales of commercial printing, business forms, tags, other printed products, document output solutions including rendering, inserting and mailing, office supplies, office furniture, data products and office design services as well as newspaper revenues primarily from advertising and circulation. The Company recognizes revenues when products are shipped or ownership is transferred and when services are rendered to the customer. Newspaper advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on web sites. Circulation revenues are recognized when purchased newspapers are distributed. The Company's revenues are subject to seasonal fluctuations caused by variations in demand for its products.

The Company's cost of sales primarily consists of raw materials, including paper, ink, pre-press supplies and purchased office supplies, furniture and data products, and manufacturing costs including direct labor, indirect labor and overhead. Significant factors affecting the Company's cost of sales include the costs of paper in printing, office supplies and the newspaper operations, costs of labor and other raw materials.

The Company's operating costs consist of selling, general and administrative expenses. These costs include salaries, commissions and wages for sales, customer service, accounting, administrative and executive personnel, rent, utilities, legal, audit, information systems equipment costs, software maintenance and depreciation.

CRITICAL ACCOUNTING POLICIES INVOLVING SIGNIFICANT ESTIMATES

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The discussion and analysis of the financial statements and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. The following critical accounting policies affect the Company's more significant judgments and estimates used in the preparation of the consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Restatement of Prior Year: In the fourth quarter of fiscal year 2009, the Company identified approximately $1.4 million, or $0.14 per share on a basic and diluted basis, of non-cash deferred tax related adjustments for 2008. Accordingly, the Consolidated Financial statements for October 31, 2008 presented have been restated to increase deferred income tax expense and to increase deferred income tax liability. This adjustment is related to the goodwill, trademark and masthead associated with the acquisition of The Herald-Dispatch. This deferred tax liability will remain on the balance sheet until such time as the associated intangible assets are impaired, sold or otherwise disposed of. As a result of the impairment charge recorded in 2009 this deferred tax liability is now reflected as a deferred tax asset due to the non-cash benefit associated with the impairment of goodwill, trademark and masthead.

Asset Impairment: The Company is required to test for asset impairment relating to property and equipment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company performs an impairment analysis when indicators of impairment are present. If such indicators are present, an analysis of the sum of the future expected cash flows from the Company's asset, undiscounted and without interest charges is calculated. If it is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

The Company believes that the accounting estimate related to asset impairment is a "critical accounting estimate" because it is highly susceptible to change from period to period because it requires management to make assumptions about future cash flows over future years and that the impact of recognizing impairment could have a significant effect on operations. Management's assumptions about future cash flows require significant judgment because actual operating levels have fluctuated in the past and are expected to continue to do so in the future. Management has discussed the development and selection of this critical accounting estimate with the audit committee of our board of directors and the audit committee has reviewed the Company's disclosure relating to it in this management, discussion and analysis (MD&A).

In accordance with GAAP, a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required. In the second step, an estimate of the current fair values of all assets and liabilities is made to determine the amount of implied goodwill and consequently the amount of any goodwill impairment.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset $6.8 million and goodwill $23.6 million. The associated deferred tax benefit of these charges approximated $15.6 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2009, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry. The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount by $41.1 million ($25.5 million net of deferred tax benefit) based on the analysis by the Company and with assistance of third party valuation specialists, and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards. Management has discussed the development of these estimates with the audit committee of the board of directors. Additionally, the board of directors has reviewed this disclosure and its relation to this MD&A.

Revenue Recognition: Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $591,000 and $611,000 at October 31, 2010 and 2009. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in cost of sales. Shipping and handling costs that are included in the price of the product are included in net sales.

Income Taxes: Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Allowance for Doubtful Accounts: The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate, such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

The Company believes that the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital. Management has discussed the development and selection of this estimate with the audit committee of the board of directors, and the board has, in turn, reviewed the disclosure and its relation to this MD&A.

During 2010, 2009 and 2008, $370,000, $876,000, and $854,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,297,000, $1,353,000 and $1,851,000 of October 31, 2010, 2009 and 2008. The actual write-offs for the periods were $426,000, $1,375,000 and $514,000 during 2010, 2009 and 2008. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

The following discussion and analysis presents the significant changes in the financial position and results of operations of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and notes thereto included elsewhere herein.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated information derived from the Company's Consolidated Statements of Operations, including certain information presented as a percentage of total revenues.

	Year Ended October 31, ($ In thousands)					
	2010		**2009**		**2008 (Restated)**	
Revenues:						
Printing	**$ 80,971**	**62.3 %**	$ 88,990	63.0 %	$ 105,275	63.5 %
Office products and office furniture	**33,438**	**25.7**	35,874	25.4	41,540	25.1
Newspaper	**15,525**	**12.0**	16,394	11.6	18,939	11.4
Total revenues	**129,934**	**100.0**	141,258	100.0	165,754	100.0
Cost of sales & newspaper operating costs:						
Printing	**59,351**	**45.7**	66,856	47.3	75,590	45.6
Office products and office furniture	**23,633**	**18.2**	24,859	17.6	28,457	17.2
Newspaper cost of sales & operating costs	**8,327**	**6.4**	8,715	6.2	9,492	5.7
Total cost of sales & newspaper operating costs	**91,311**	**70.3**	100,430	71.1	113,539	68.5
Gross profit	**38,623**	**29.7**	40,828	28.9	52,215	31.5
Selling, general and administrative expenses	**31,609**	**24.3**	37,126	26.2	39,529	23.8
Restructuring / asset impairment costs	**1,641**	**1.3**	41,334	29.3	—	0.0
Hurricane and relocation costs, net of recoveries	**—**	**—**	(39)	0.0	(33)	0.0
Income (loss) from operations	**5,373**	**4.1**	(37,593)	(26.6)	12,719	7.7
Other income (expense):						
Interest income	**—**	**—**	3	0.0	66	0.0
Interest expense	**(5,414)**	**(4.2)**	(5,185)	(3.7)	(5,734)	(3.4)
Other income	**1,013**	**0.8**	(476)	(0.3)	70	0.0
Income (loss) before income taxes	**972**	**0.7**	(43,251)	(30.6)	7,121	4.3
Income tax (expense) benefit	**(484)**	**(0.3)**	15,730	11.1	(2,463)	(1.5)
Net income (loss)	**$ 488**	**0.4 %**	$ (27,521)	(19.5) %	$ 4,658	2.8 %

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YEAR ENDED OCTOBER 31, 2010 COMPARED TO YEAR ENDED OCTOBER 31, 2009

REVENUES

Consolidated net revenues were $129.9 million for the year ended October 31, 2010 compared to $141.3 million in the prior fiscal year. This change represents a decrease in revenues of approximately $11.3 million, or 8.0%. Printing revenues decreased by $8.0 million or 9.0% from $89.0 million in 2009 to $81.0 million in 2010. Office products and office furniture revenue decreased $2.4 million or 6.8% from $35.9 million in 2009 to $33.4 million in 2010. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower sales in both office products and office furniture. In 2010, newspaper revenues were composed of approximately $11.7 million in advertising revenue and $3.8 million in circulation revenue compared to the same period in 2009, in which the newspaper revenues were composed of approximately $12.5 million in advertising revenue and $3.9 million in circulation revenues. Newspaper revenues decreased $0.9 million or 5.3% in fiscal 2010 compared with fiscal 2009. The reduction in newspaper revenues is primarily associated with a decrease in advertising revenues. The Company believes the decrease in sales across its three primary revenue segments was primarily due to the continued impact of the global economic crisis.

COST OF SALES

Total cost of sales for the year ended October 31, 2010 was $91.3 million, compared to $100.4 million in the previous year. This change represented a decrease of $9.1 million, or 9.1%, in cost of sales. Printing cost of sales decreased $7.5 million to $59.4 million in 2010 compared to $66.9 million in 2009. Printing cost of sales as a percentage of printing sales decreased to 73.3% as a percent of printing sales in 2010 from 75.1.% in 2009. This decrease was primarily the result of improved labor absorption and lower material costs as a percent of sales, partially offset by higher overhead absorption costs. Office products and office furniture cost of sales decreased $1.2 million to $23.6 million in 2010 from $24.9 million in 2009. The decrease in office products and office furniture cost of sales is attributable to a decrease in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher office furniture costs as a percent of office furniture sales. Newspaper cost of sales and operating cost decreased $0.4 million to $8.3 million in 2010 from $8.7 million in 2009. Newspaper cost of sales and operating costs as a percentage of newspaper sales were 53.6% in 2010 and 53.2% in 2009.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $5.5 million to $31.6 million in 2010 from $37.1 million in 2009. S,G&A as a percentage of net sales represented 24.3% of net sales in 2010 compared with 26.2% of net sales in 2009. This decrease in S,G&A costs is primarily due to cost reduction initiatives implemented by the Company in response to the global economic crisis. The decrease in SG&A was partially offset by various costs associated with the Company's successful defense of a legal action and the accrual of settlement costs associated with an OSHA action with combined costs of approximately $0.4 million.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset of $6.8 million and goodwill of $23.6 million, the associated deferred tax benefit of these charges approximated $15.6 million. There were no impairment charges as a result of our annual impairment testing in 2010.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The income approach was based on a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount by $41.1 million ($25.5 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over their remaining life in accordance with applicable Internal Revenue Service standards.



The Company has other reporting units within Goodwill. The Company evaluated these reporting units during the fourth quarters of 2010 and 2009, and while the estimated fair value of these reporting units declined from 2008, the estimated fair value of each of our other reporting units exceeded carrying values in 2010 and 2009. As a result, no additional testing or impairment charges were necessary.

In 2010, the Company recorded charges related to a restructuring and profitability enhancement plan of approximately $1.8 million. This plan was implemented to effectuate certain key initiatives and was a key provision to the Second Amendment to the Credit Agreement among the Company and its Lenders. These actions were taken to comply with the provisions and targeted covenants of the Second Agreement to the Credit Agreement and to address the impact of the global economic crisis on the Company. The costs primarily related to excess facility and maintenance costs primarily associated with operating leases, inventory costs and costs associated with streamlining production and personnel. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis. The amount of future charges is currently not estimable by the Company.

The implementation of the restructuring and profitability enhancement plan should not have a material impact on the Company's future liquidity position. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of the cost of sales and aggregated approximately $0.2 million.

During 2010 and 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment the Company initiated a cost reduction plan and eliminated 24 employee positions, or approximately 15% of the workforce, at the Champion Publishing subsidiary in 2009.

The Company also incurred asset impairment charges in 2009 from property, plant and equipment of approximately $0.2 million, or $0.1 million net of tax or $0.01 per share on a basic and diluted basis.

OTHER INCOME (EXPENSE)

Other expense decreased approximately $1.3 million from $5.7 million in 2009 to $4.4 million in 2010. This was primarily due to charges in 2009 related to an interest rate swap agreement which was reclassified from other comprehensive income to other expense as a result of ineffectiveness in a cash flow hedge of approximately $0.6 million, net of tax in 2009. The Company recorded other income in the first quarter of 2010 resulting from this hedging arrangement, in the amount of $0.2 million, net of tax. The interest rate swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010, $0.7 million or $0.4 million, net of tax was reclassified into earnings.

Interest expense increased approximately $230,000 from higher interest rates associated with the Administrative Agent of the Company's credit facility instituting the default rate and eliminating the LIBOR borrowing expense option for most of the first six months of 2010 and a higher applicable margin for the remainder of 2010 concurrent with the Second Amendment and various deferred financing and other interest related expenses associated with this debt. Concurrent with the Second Amendment to Credit Agreement the Company was permitted to reinstate the LIBOR borrowing option and the new applicable margin was set below the default rate in effect prior to the Second Amendment to Credit Agreement.

INCOME TAXES

Income taxes as a percentage of income before taxes were an expense of (49.8%) in 2010 compared with a benefit of 36.4% in 2009. The effective income tax rate in 2010 and 2009 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET INCOME (LOSS)

For the reasons set forth above, net income increased to $0.5 million in 2010 from a loss of $(27.5) million in 2009.

YEAR ENDED OCTOBER 31, 2009 COMPARED TO YEAR ENDED OCTOBER 31, 2008 (Restated)

REVENUES

Consolidated net revenues were $141.3 million for the year ended October 31, 2009 compared to $165.8 million in the prior fiscal year. This change represents a decrease in revenues of approximately $24.5 million, or 14.8%. Printing revenues decreased by $16.3 million, or 15.5%, from $105.3 million in 2008 to $89.0 million in 2009. The decrease in printing sales was primarily due to the continued impact of the global economic crisis. Office products and office furniture revenue decreased from $41.5 million in 2008 to $35.9 million in 2009. The decrease in revenues for the office products and office furniture segment was primarily attributable to lower sales in both office products and office furniture. In 2009, newspaper revenues were composed of approximately $12.5 million in advertising revenue and $3.9 million in circulation revenue compared to the same period in 2008, in which the newspaper revenues were composed of approximately $14.7 million in advertising revenue and $4.2 million in circulation revenues.

COST OF SALES

Total cost of sales for the year ended October 31, 2009 was $100.4 million, compared to $113.5 million in the previous year. This change represented a decrease of $13.1 million, or 11.5%, in cost of sales. Printing cost of sales decreased $8.7 million to $66.9 million in 2009, compared to $75.6 million in 2008. Printing cost of sales was lower due to lower sales partially offset by higher cost of goods sold as a percent of print sales. Printing cost of sales as a percentage of printing sales increased to 75.1% as a percent of printing sales in 2009 from 71.8% in 2008. This increase was primarily the result of higher material, overhead and labor costs as a percent of printing sales. Office products and office furniture cost of sales decreased $3.6 million to $24.9 million in 2009 from $28.5 million in 2008. The decrease in office products and office furniture cost of sales is attributable to a decrease in office products and office furniture sales. The increase in office products and office furniture cost of sales as a percent of office products and office furniture sales is primarily reflective of higher furniture and office products costs as a percent of furniture and office products sales. Newspaper cost of sales and operating cost decreased $778,000 to $8.7 million in 2009 from $9.5 million in 2008. Newspaper cost of sales and operating costs as a percentage of newspaper sales were 53.2% in 2009 and 50.1% in 2008.

OPERATING EXPENSES AND INCOME

Selling, general and administrative (S,G&A) expenses decreased $2.4 million to $37.1 million in 2009 from $39.5 million in 2008. S,G&A as a percentage of net sales represented 26.2% of net sales in 2009 compared with 23.8% of net sales in 2008. This decrease in selling, general and administrative costs is primarily due to various cost reduction initiatives primarily reflective of payroll related reductions. These reductions were initiated in part to address the impact of the global economic crisis and the associated reduction in sales.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset of $6.8 million and goodwill of $23.6 million, the associated deferred tax benefit of these charges approximated $15.6 million.

The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The income approach was based off a discounted cash flow methodology, in which expected future free net cash flows to invested capital are discounted to present value, using an appropriate after-tax weighted average cost of capital. The market approach using a guideline company analysis weighs empirical evidence from shares of comparable companies sold in minority transactions on stock exchanges and merger and acquisition analysis, which analyses sales of newspapers in control transactions. The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill for this reporting unit was less than the carrying amount by $41.1 million ($25.5 million net of deferred tax benefit), and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable Internal Revenue Service standards.

The Company has other reporting units within Goodwill. The Company evaluated these reporting units during the fourth quarter of 2009, and while the estimated fair value of these reporting units declined from 2008, the estimated fair value of each of our other reporting units exceeded carrying values in 2009. As a result, no additional testing or impairment charges were necessary.

During 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment Champion initiated a cost reduction plan and eliminated 24 employee positions or approximately 15% of the workforce at the Champion Publishing subsidiary.

The Company also incurred asset impairment charges from property, plant and equipment of approximately $(206,000), or $(128,000) net of tax or $(0.01) per share on a basic and diluted basis.

OTHER INCOME (EXPENSE)

Other expense increased approximately $59,000 from $5.6 million in 2008 to $5.7 million in 2009. This was primarily due to charges associated with ineffectiveness in the interest rate swap hedge due to the elimination of the LIBOR borrowing option by the Administrative Agent of the Credit Agreement partially offset by a decrease in interest expense of $549,000 from $5,734,000 in 2008 to $5,185,000 in 2009. The decrease in interest expense was attributed to the acquisition of The Herald-Dispatch which was completed on September 14,

2007 and was reflective of lower benchmark rates and debt offset partially by increased applicable margins due to the implementation of the default rate by the Administrative Agent. The loss reclassified to other expense from other comprehensive income approximated $0.6 million, net of tax or $(0.06) per share on a basic and diluted basis.

INCOME TAXES

Income taxes as a percentage of income before taxes were a benefit of 36.4% in 2009 compared with an expense of (34.6%) in 2008. The income tax benefit (expense) rate is reflective of deferred tax benefits associated with impairment charges of The Herald-Dispatch partially offset by deferred tax liabilities representing timing changes associated with goodwill and other non-amortizing assets with indefinite lives being recorded as deferred tax liabilities. The effective income tax rate in 2009 and 2008 approximates the combined federal and state, net of federal benefit, statutory income tax rate.

NET (LOSS) INCOME

For reasons set forth above coupled with restructuring related expenses primarily associated with employee separation costs of $(0.2) million or $(0.1) million net of tax, net income decreased approximately $32.2 million to a loss of $(27.5) million or $(2.76) per share on a basic and diluted basis, in 2009 from net income of $4.7 million for 2008, or $0.47 and $0.46 per share on a basic and diluted basis.

LIQUIDITY AND CAPITAL RESOURCES

As of October 31, 2010, the Company had $1.0 million negative book cash balance, a net decrease in cash and cash equivalents of $2.2 million from the prior year when the Company had a $1.2 million book cash balance. Working capital as of October 31, 2010 was $13.1 million, and $(42.6) million at October 31, 2009. The working capital deficit at October 31, 2009 was associated with the classification as a current liability of $60.5 million of debt which was previously classified as long-term. This debt was reclassified due to the Company's inability to remain in compliance with certain financial covenants in 2009. The Company entered into the Second Amendment to Credit Agreement in the second quarter of 2010; therefore at October 31, 2010 the debt is reflected in the Company's financial statements based on contractual maturity.

The Company had historically used cash generated from operating activities and debt to finance capital expenditures and the cash portion of the purchase price of acquisitions. Management plans to continue making required investments in equipment. The Company has available a line of credit totaling up to $17.0 million which is subject to borrowing base limitations reserves which may be initiated by the Administrative Agent for Lenders in its sole discretion and are subject to a minimum excess availability threshold (See Note 3 of the Consolidated Financial Statements). For the foreseeable future including through Fiscal 2011, management believes it can fund operations, meet debt service requirements and make the planned capital expenditures based on the available cash and cash equivalents, cash flow from operations and lines of credit, subject to continued availability of the aforementioned credit facilities. The Company may incur costs in 2011 related to facility consolidations, employee termination costs and other restructuring related activities. These costs may be incurred, in part, as a response to the Company's efforts to overcome the impact of the global economic crisis.

Additionally, the Company has future contracted obligations (See Note 3 and Note 6 of the Consolidated Financial Statements). The Company is not a guarantor of indebtedness of others.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest at a floating Wall Street Journal prime rate and maturing September 14, 2010, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On March 31, 2010, the Company, Fifth Third Bank, as a Lender, L/C Issuer and Administrative Agent for Lenders (the "Administrative Agent") and the other Lenders party to Champion's Credit Agreement dated September 14, 2007 (the "Credit Agreement") entered into a Second Amendment and Waiver to Credit Agreement ("the "Second Amendment"). All conditions precedent to the effectiveness of the Second Amendment were satisfied on April 6, 2010. The Company has pledged substantially all the assets of the Company as collateral for the indebtedness under the Credit Agreement.

In the Second Amendment the Administrative Agent and Lenders waived any default or event of default arising from Champion's previously disclosed violations of provisions of the Credit Agreement. The Second Amendment amended various provisions of the Credit Agreement, including but not limited to:

- a $17,000,000 revolving credit facility with a sublimit of up to $3,000,000 for letters of credit and $3,000,000 for swing line loans.

Outstanding borrowings, thereunder, may not exceed the sum of (1) up to 85% of eligible receivable plus (b) up to the lesser of $6,000,000 or 50% of eligible inventory.

- at the Company's option, interest at a LIBOR Rate, so long as no default exists.
- post-default increase in interest rate of 2%.
- amendment of various financial covenants.
- fixed charge coverage ratio is required to be 1.0:1.0 through January 31, 2011; 1.1:1.0 through January 31, 2012 and 1.20:1.00 thereafter.
- leverage ratio shall not be greater then 6.5:1.00 at April 30, 2010 with 0.5:1.00 step-downs quarterly through April 30, 2011 and 0.25:1.00 quarterly step-downs through April 30, 2012.
- minimum EBITDA pursuant to a quarterly build up commencing with the three months ended April 30, 2010 of $2,700,000, the six months ended July 31, 2010 of $5,400,000, the nine months ended October 31, 2010 of $8,900,000 and the twelve months ended January 31, 2011 of $11,800,000, thereafter varying quarterly step-ups culminating in twelve months trailing EBITDA of $14,300,000 at October 31, 2012.
- maximum capital expenditures are limited to $2,000,000 per fiscal year for the years ended October 31, 2010 and 2011 and $2,500,000 thereafter.
- enhanced reporting by the company to Administrative Agent, including monthly reports and conference calls, quarterly reports by the Company's independent auditors of restructuring charges and organizational expense reductions.
- application of the Company's income tax refunds applied to reduce indebtedness under the Credit Agreement.
- restrictions on payment of dividends based on various covenant compliance thresholds.

The Company was in compliance with the covenants of its Credit Agreements at October 31, 2010. Failure to maintain compliance with financial convants as required by our credit facility could result in default and acceleration of amounts due under those facilities. The Company is required to maintain a minimum of $750,000 of compensating balances with the Administrative Agent under the terms of its Credit Agreement.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement.

Mr. Reynolds has granted the Administrative Agent a first priority security interest in the cash collateral.

Amounts drawn down by the Administrative Agent will be applied to repayment of the Company's obligations under the Credit Agreement. The Contribution Agreement expires upon the earliest of (i) full drawdown of the $2,500,000 deposited, (ii) repayment in full of all obligations under the Credit Agreement and termination of all commitments thereunder and (iii) the Administrative Agent's determination that the Company has achieved a fixed charge coverage ratio of at least 1.2 to 1.0 as of the last day of two consecutive fiscal quarters of the Company.

In connection with the Contribution Agreement, the Company has executed and delivered to Mr. Reynolds a Subordinated Promissory Note in amount of $2,500,000, payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2010), matures September 14, 2014 and is unsecured.

The Company had borrowed under its $17.0 million line of credit approximately $10.4 million at October 31, 2010 which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the terms of the Second Amendment, the Company's borrowing base certificate as submitted to the Administrative Agent reflected minimum excess availability of $6.2 million as of October 31, 2010. The minimum excess availability is subject to a $1.0 million reserve and may be adjusted by the Administrative Agent.

	Payments Due by Fiscal Year						
Contractual Obligations	**2011**	**2012**	**2013**	**2014**	**2015**	**Residual**	**Total**
Non-cancelable operating leases	$ 1,197,476	$ 1,036,174	$ 933,316	$ 359,071	$ 51,640	$ —	$ 3,577,677
Revolving line of credit	—	10,425,496	—	—	—	—	10,425,496
Term debt	5,484,842	5,340,514	33,462,971	3,070,015	—	—	47,358,342
	$ 6,682,318	$ 16,802,184	$ 34,396,287	$ 3,429,086	$ 51,640	$ —	$ 61,361,515

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Company and its subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Company during such period in compliance with the Credit Agreement. The Company has no prepayment obligation due January 31, 2011 or in 2010 pursuant to the applicable calculations of the Second Amendment to the Credit Agreement.

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities for the years ended October 31, 2010, 2009 and 2008 were $8.0 million, $11.3 million, and $10.3 million. The decrease in cash flows from operating activities for fiscal 2010 compared to 2009 was primarily associated with a nominal change in accounts receivable in 2010 and 2009 compared with a significant decrease in receivables in 2009 compared to 2008. The increase in cash flows from operating activities for fiscal 2009 compared to 2008 was primarily associated with a decrease in accounts receivable. The impairment costs associated primarily with the acquisition of The Herald-Dispatch had no impact on cash flows from operating activities.

CASH FLOWS FROM INVESTING ACTIVITIES

Cash used in investing activities were $(0.4) million, $(1.0) million, and $(3.8) million for the years ended October 31, 2010, 2009 and 2008. Cash flows used in investing activities were relatively unchanged in 2010 from 2009. Cash flows used in investing activities were down approximately $2.9 million in 2009 from 2008. The cash used in investing activities in 2010 was primarily related to purchases of property and equipment. The cash used in investing activities in 2009 was primarily related to capital expenditures offset by proceeds from cash surrender value of life insurance policies. In 2008, cash flows used in investing activities were primarily associated with purchases of property and equipment and payments for business acquired in previous periods.

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash flows used in financing activities for the years ended October 31, 2010, 2009 and 2008 were $(8.8) million, $(9.2) million, and $(12.3) million. During 2010, the Company reduced net borrowings by approximately $8.3 million after adjusting for non-cash investing and financing activities, net of increases in negative book cash balances. During 2009, the Company reduced net borrowings by approximately $6.8 million after adjusting for non-cash investing and financing activities. This coupled with dividend payments of $600,000 were reflective of net cash used in financing activities in 2009. Dividends paid in 2010, 2009, and 2008 were $0.0 million, $0.6 million, and $2.4 million.

INFLATION AND ECONOMIC CONDITIONS

Management believes that the effect of inflation on the Company's operations has not been material and will continue to be immaterial for the foreseeable future. The Company does not have long-term contracts; therefore, to the extent permitted by competition, it has the ability to pass through to its customers most cost increases resulting from inflation, if any. In addition, the Company is not particularly energy dependent; therefore, an increase in energy costs should not have a significant impact on the Company.

SEASONALITY

Our business is subject to seasonal fluctuations that we expect to continue to be reflected in our operating results in future periods.

Historically, the Company has experienced a greater portion of its profitability in the second and fourth quarters than in the first and third quarters. The second quarter generally reflects increased orders for printing of corporate annual reports and proxy statements. A post-Labor Day increase in demand for printing services and office products coincides with the Company's fourth quarter.

On a historical basis The Herald-Dispatch's first and third calendar quarters of the year tended to be the weakest because advertising volume is at its lowest levels following the holiday season and a seasonal slowdown in the summer months. Correspondingly, on a historical basis the fourth calendar quarter followed by the second calendar quarter tended to be the strongest quarters. The fourth calendar quarter includes heavy holiday season advertising. Other factors that affect our quarterly revenues and operating results may be beyond our control, including changes in the pricing policies of our competitors, the hiring and retention of key personnel, wage and cost pressures, distribution costs, changes in newsprint prices and general economic factors.

Our operating results depend on the relative strength of the economy on both a regional and national basis. Recessionary conditions applicable to the economy as a whole and specifically to our core business segments, have had a significant adverse impact on the Company's business. A continuing or a deepening of the recessionary conditions we are experiencing could significantly affect our revenue categories.

NEWLY ISSUED ACCOUNTING STANDARDS

In October 2009, the FASB issued ASU 2009-13, which amends the criteria in ASC 605, Revenue Recognition, for revenue recognition in multiple deliverable arrangements. The amendments established a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This update is effective for fiscal years beginning on or after June 15, 2010, and may be applied on either prospective basis, with early adoption permitted. The Company will adopt ASU 2009-13 effective for fiscal year 2011. The adoption of this standard is not anticipated to have a material effect on our consolidated financial condition or results of operations.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, ISSUER PURCHASES OF EQUITY SECURITIES

Champion common stock has traded on the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") National Market System (now Global Market) since the Offering under the symbol "CHMP."

The following table sets forth the high and low closing prices for Champion common stock for the period indicated. The range of high and low closing prices are based on data from NASDAQ and does not include retail mark-up, mark-down or commission.

	Fiscal Year 2010		Fiscal Year 2009	
	High	Low	High	Low
First quarter	$ 1.97	$ 1.48	$ 3.40	$ 2.20
Second quarter	1.86	1.10	3.00	1.40
Third quarter	2.10	1.52	1.98	1.42
Fourth quarter	1.66	1.10	2.09	1.65

At the close of business on January 10, 2011, there were 395 shareholders of record of Champion common stock. The shareholders of record are determined by the Company's transfer agent.

The following table sets forth the quarterly dividends per share declared on Champion common stock.

	Fiscal Years		
	2011	2010	2009
First quarter	$ —	$ —	$ 0.06
Second quarter	—	—	—
Third quarter	—	—	—
Fourth quarter	—	—	—

STOCK PERFORMANCE GRAPH

The following graph compares the annual change in cumulative shareholder return on the Company's common stock for the five year period ended October 31, 2010 with the cumulative total return of the Russell 2000 Index, and a peer group index. This graph assumes the reinvestment of all dividends, if any, paid on such securities and an investment of $100 on October 31, 2005. The companies in the peer group index are: Cenveo, Inc., Consolidated Graphics, The Standard Register Company and United Stationers, Inc. There is no assurance that the Company's common stock performance will continue in the future with the same or similar trends as depicted in the below graph.

Comparison of 5 Year Cumulative Total Return
Among Champion Industries, Inc.,
The Russell 2000 Index and a Peer Group



$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
10/05
10/06
10/07
10/08
10/09
10/10
Champion Industries, Inc.
Russell 2000
Peer Group

	Year Ended October 31,					
	2005	2006	2007	2008	2009	2010
Champion Industries, Inc.	100.00	170.09	157.77	86.23	49.18	30.27
Russell 2000	100.00	119.98	131.10	86.32	91.89	116.31
Peer Group	100.00	131.20	148.51	62.06	77.22	93.57


ARNETT &FOSTER
Certified Public Accountants, P.L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Shareholders
Champion Industries, Inc.
Huntington, West Virginia

We have audited the accompanying consolidated balance sheets of Champion Industries, Inc. and Subsidiaries (the "Company") as of October 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended October 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2010, in conformity with U.S. generally accepted accounting principles.

ARNETT & FOSTER, P.L.L.C.

Arnett & Foster, P.L.L.C.

Charleston, West Virginia
January 27, 2011

Innovation With Results
AF Center • 101 Washington Street, East • P.O. Box 2629 • Charleston, West Virginia 25329
304/346-0441 • 800/642-3601
www.afnetwork.com

CONSOLIDATED BALANCE SHEETS

Champion Industries, Inc. and Subsidiaries

	October 31, 2010	October 31, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ —	$ 1,159,282
Accounts receivable, net of allowance of $1,297,000 and $1,353,000	18,133,748	18,424,310
Inventories	9,690,333	11,161,977
Income tax refund	36,293	1,911,400
Other current assets	652,178	925,120
Deferred income tax assets	1,144,519	1,000,847
Total current assets	29,657,071	34,582,936
Property and equipment, at cost:		
Land	2,016,148	2,016,148
Buildings and improvements	11,843,376	11,806,238
Machinery and equipment	55,025,237	57,481,742
Furniture and fixtures	4,171,194	4,129,537
Vehicles	3,266,898	3,145,772
	76,322,853	78,579,437
Less accumulated depreciation	(53,949,280)	(53,170,108)
	22,373,573	25,409,329
Goodwill	15,332,283	15,332,283
Deferred financing costs	1,267,174	1,199,199
Other intangibles, net of accumulated amortization	5,195,361	5,645,078
Trademark and masthead	10,001,812	10,001,812
Deferred tax asset, net of current portion	8,370,151	8,799,518
Other assets	36,561	51,738
	40,203,342	41,029,628
Total assets	$ 92,233,986	$ 101,021,893

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS (continued)

Champion Industries, Inc. and Subsidiaries

	October 31, 2010	October 31, 2009
Liabilities and shareholders' equity		
Current liabilities:		
Line of credit	$ —	$ 8,725,496
Negative book cash balances	**1,013,713**	—
Accounts payable	**4,116,087**	4,637,199
Deferred revenue	**720,549**	673,368
Accrued payroll and commissions	**2,115,922**	2,392,971
Taxes accrued and withheld	**1,125,726**	1,391,718
Accrued expenses	**1,930,327**	1,353,898
Other current liabilities	—	962,893
Current portion of long-term debt:		
Notes payable	**5,484,842**	57,024,424
Total current liabilities	**16,507,166**	77,161,967
Long-term debt, net of current portion:		
Line of credit	**10,425,496**	—
Notes payable	**41,873,500**	918,436
Other liabilities	**5,550**	7,350
Total liabilities	**68,811,712**	78,087,753
Commitments and contingencies - See Note 7		
Shareholders' equity:		
Common stock, $1 par value, 20,000,000 shares authorized; 9,987,913 shares issued and outstanding	**9,987,913**	9,987,913
Additional paid-in capital	**22,768,610**	22,768,610
Retained deficit	**(9,334,249)**	(9,822,383)
Total shareholders' equity	**23,422,274**	22,934,140
Total liabilities and shareholders' equity	**$ 92,233,986**	$ 101,021,893

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2010	2009	2008 (Restated)
Revenues:			
Printing	**$ 80,970,584**	$ 88,989,794	$ 105,275,191
Office products and office furniture	**33,437,588**	35,874,431	41,540,114
Newspaper	**15,525,399**	16,393,896	18,939,250
Total revenues	**129,933,571**	141,258,121	165,754,555
Cost of sales & newspaper operating costs:			
Printing	**59,350,853**	66,856,098	75,590,247
Office products and office furniture	**23,632,686**	24,859,285	28,457,142
Newspaper cost of sales & operating costs	**8,327,100**	8,714,941	9,492,591
Total cost of sales & newspaper operating costs	**91,310,639**	100,430,324	113,539,980
Gross profit	**38,622,932**	40,827,797	52,214,575
Selling, general and administrative expenses	**31,608,843**	37,126,228	39,528,551
Asset impairments/restructuring costs	**1,640,795**	41,333,653	—
Hurricane and relocation costs, net of recoveries	**—**	(38,673)	(33,411)
Income (loss) from operations	**5,373,294**	(37,593,411)	12,719,435
Other income (expense):			
Interest income	**—**	2,771	65,657
Interest expense	**(5,414,450)**	(5,184,668)	(5,733,677)
Other	**1,013,041**	(475,488)	69,602
	(4,401,409)	(5,657,385)	(5,598,418)
Income (loss) before income taxes	**971,885**	(43,250,796)	7,121,017
Income tax (expense) benefit	**(483,751)**	15,730,172	(2,462,856)
Net income (loss)	**$ 488,134**	$ (27,520,624)	$ 4,658,161
Earnings (loss) per share:			
Basic	**$ 0.05**	$ (2.76)	$ 0.47
Diluted	**0.05**	(2.76)	0.46
Dividends paid per share	**$ —**	$ 0.06	$ 0.24
Weighted average shares outstanding:			
Basic	**9,988,000**	9,988,000	9,986,000
Diluted	**9,988,000**	9,988,000	10,024,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Champion Industries, Inc. and Subsidiaries

	Common Stock		Additional Paid-In	Retained Earnings	Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	(Loss) Income	Total
Balance, October 31, 2007	9,968,913	$ 9,968,913	$ 22,733,300	$ 16,036,224	$ (11,350)	$ 48,727,087
Net income for 2008 (Restated)	—	—	—	4,658,161	—	4,658,161
Other comprehensive loss (net of tax)	—	—	—	—	(546,563)	(546,563)
Total comprehensive income (Restated)	—	—	—	4,658,161	(546,563)	4,111,598
Dividends ($0.24 per share)	—	—	—	(2,396,863)	—	(2,396,863)
Stock options exercised	19,000	19,000	35,310	—	—	54,310
Balance, October 31, 2008 (Restated)	9,987,913	9,987,913	22,768,610	18,297,522	(557,913)	50,496,132
Net loss for 2009	—	—	—	(27,520,624)	—	(27,520,624)
Other comprehensive loss (net of tax)	—	—	—	—	(19,823)	(19,823)
Ineffectiveness hedging loss	—	—	—	—	577,736	577,736
Total comprehensive loss	—	—	—	(27,520,624)	557,913	(26,962,711)
Dividends ($0.06 per share)	—	—	—	(599,281)	—	(599,281)
Balance, October 31, 2009	9,987,913	9,987,913	22,768,610	(9,822,383)	—	22,934,140
Net income for 2010	**—**	**—**	**—**	**488,134**	**—**	**488,134**
Other comprehensive income (net of tax)	**—**	**—**	**—**	**—**	**407,289**	**407,289**
Gain on hedging arrangement expiration (net of tax)	**—**	**—**	**—**	**—**	**(407,289)**	**(407,289)**
Total comprehensive income	**—**	**—**	**—**	**488,134**	**—**	**488,134**
Balance, October 31, 2010	**9,987,913**	**$ 9,987,913**	**$ 22,768,610**	**$ (9,334,249)**	**$ —**	**$ 23,422,274**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Champion Industries, Inc. and Subsidiaries

	Year Ended October 31,		
	2010	2009	2008 (Restated)
Cash flows from operating activities:			
Net income (loss)	$ 488,134	$ (27,520,624)	$ 4,658,161
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	4,300,662	5,244,938	5,384,509
Loss/(gain) on sale of assets	15,490	(55,719)	4,552
Deferred income taxes	14,169	(13,957,990)	2,129,999
Deferred financing costs	372,610	309,471	309,471
Bad debt expense	370,333	876,145	854,283
Intangible impairment	—	41,127,483	—
Asset impairment	—	206,170	—
Restructuring charges	1,812,325	—	—
(Gain)/loss on hedging agreements	(691,368)	577,736	—
Changes in assets and liabilities:			
Accounts receivable	(79,771)	4,588,233	(1,503,868)
Deferred revenue	47,181	(63,499)	226,902
Inventories	1,471,644	852,141	(509,271)
Other current assets	272,942	(92,053)	49,469
Accounts payable	(1,295,890)	(207,527)	(635,114)
Accrued payroll and commissions	(277,049)	(333,940)	266,624
Taxes accrued and withheld	(265,992)	404,333	(306,740)
Accrued income taxes	1,875,107	(1,200,304)	(78,657)
Accrued expenses	(461,118)	544,710	(498,702)
Other liabilities	(1,800)	(1,800)	(1,800)
Net cash provided by operating activities	7,967,609	11,297,904	10,349,818
Cash flows from investing activities:			
Purchase of property and equipment	(396,157)	(1,993,029)	(2,373,122)
Proceeds from sale of fixed assets	32,256	160,324	192,749
Businesses acquired, net of cash received	—	—	(1,657,239)
Change in other assets	7,753	5,168	52,003
Cash surrender value proceeds	—	874,397	—
(Increase) decrease in cash surrender value	—	—	(40,291)
Net cash used in investing activities	(356,148)	(953,140)	(3,825,900)
Cash flows from financing activities:			
Borrowings on line of credit	52,260,000	600,000	—
Payments on line of credit	(50,560,000)	(1,000,000)	(6,415,000)
Increase (decrease) in negative book cash balances	1,013,713	(986,704)	986,704
Proceeds from long-term debt	—	—	767,852
Principal payments on long-term debt	(11,043,871)	(7,199,497)	(5,314,041)
Deferred financing costs	(440,585)	—	—
Proceeds from exercise of stock options	—	—	54,310
Dividends paid	—	(599,281)	(2,396,863)
Net cash used in financing activities	(8,770,743)	(9,185,482)	(12,317,038)
Net (decrease) increase in cash and cash equivalents	(1,159,282)	1,159,282	(5,793,120)
Cash and cash equivalents at beginning of year	1,159,282	—	5,793,120
Cash and cash equivalents at end of year	$ —	$ 1,159,282	$ —

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Champion is a commercial printer, business forms manufacturer and office products and office furniture supplier in regional markets in the United States of America, east of the Mississippi. Champion also publishes The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 23,000 and 29,000 respectively.

The accounting and reporting policies of Champion conform to accounting principles generally accepted in the United States. The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP) require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

As of July 1, 2009, FASB (Financial Accounting Standards Board) Accounting Standards Codification became the single reference source of authoritative non-governmental U.S. GAAP. In the succeeding footnotes references to GAAP issued by the FASB are to the FASB Accounting Standards Codification which is denoted here forth as ASC. The following is a summary of the more significant accounting and reporting policies which include updated references to GAAP as stated by the ASC which became effective for financial reporting purposes as of September 15, 2009.

RESTATEMENT OF PRIOR YEAR

In the fourth quarter of fiscal year 2009, the Company identified approximately $1.4 million, or $0.14 per share on a basic and diluted basis of non-cash deferred tax related adjustments for 2008. Accordingly, the Consolidated Financial Statements for October 31, 2008 presented in this Annual Report have been restated to increase deferred income tax expense and to increase deferred income tax liability. This adjustment is related to the goodwill, trademark and masthead associated with the acquisition of The Herald-Dispatch. This deferred tax liability will remain on the balance sheet until such time as the associated intangible assets are impaired, sold or otherwise disposed of. As a result of the impairment charge recorded in 2009 this deferred tax liability is now reflected as a deferred tax asset due to the non-cash benefit associated with the impairment of goodwill, trademark and masthead.

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements of Champion Industries, Inc. and Subsidiaries (the "Company") include the accounts of The Chapman Printing Company, Inc., Bourque Printing, Inc., Dallas Printing Company, Inc., Stationers, Inc., Carolina Cut Sheets, Inc., U.S. Tag & Ticket, Donihe Graphics, Inc., Smith and Butterfield Co., Inc., The Merten Company, Interform Corporation, Blue Ridge Printing Co., Inc., CHMP Leasing, Inc., Rose City Press, Capitol Business Equipment, Inc., Thompson's of Morgantown, Inc., Independent Printing Service, Inc., Diez Business Machines, Transdata Systems, Inc., Syscan Corporation and Champion Publishing, Inc.

Significant intercompany transactions have been eliminated in consolidation.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount billed to customers. Accounts receivable are ordinarily due 30 days from the invoice date.

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivable written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly.

During 2010, 2009 and 2008, $370,000, $876,000, and $854,000 of bad debt expense was incurred and the allowance for doubtful accounts was $1,297,000, $1,353,000, and $1,851,000 as of October 31, 2010, 2009 and 2008. The actual write-offs for the periods were $426,000, $1,375,000 and $514,000 during 2010, 2009 and 2008. The actual write-offs occur when it is determined an account will not be collected. General economic conditions and specific geographic and customer concerns are major factors that may affect the adequacy of the allowance and may result in a change in the annual bad debt expense.

No individual customer represented greater than 3.0% of the gross outstanding accounts receivable at October 31, 2010 and 2009. The Company's ten largest accounts receivable balances represented 17.4% and 13.8% of gross outstanding accounts receivable at October 31, 2010 and 2009.

INVENTORIES

Inventories are principally stated at the lower of first-in, first-out, cost or market. Manufactured finished goods and work-in-process inventories include material, direct labor and overhead based on standard costs, which approximate actual costs.

PROPERTY AND EQUIPMENT

Depreciation of property and equipment and amortization of leasehold improvements and equipment under capital leases are recognized primarily on the straight-line and declining-balance methods in amounts adequate to amortize costs over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 40 years
Machinery and equipment	3 - 10 years
Furniture and fixtures	5 - 10 years
Vehicles	3 - 5 years

Major renewals, betterments and replacements are capitalized while maintenance and repair costs are charged to operations as incurred. Upon the sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in income. Depreciation expense approximated $3,844,000, $4,199,000 and $4,324,000 for the years ended October 31, 2010, 2009 and 2008 and is reflected as a component of cost of sales and newspaper operating costs and selling, general and administrative expenses.

Long-lived property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. This evaluation includes the review of operating performance and estimated future undiscounted cash flows of the underlying assets or businesses.

GOODWILL

Goodwill shall not be amortized; instead it is tested for impairment using a fair-value approach on an annual basis typically for the Company during the fourth quarter of each year. Goodwill is also tested between annual tests if indicators of potential impairment exist.

Goodwill shall not be amortized; instead, it shall be tested for impairment at a level of reporting referred to as a reporting unit. The first step of impairment analysis is a screen for potential impairment and the second step, if required, measures the amount of the impairment. The Company performs an annual impairment test annually. The Company recorded various charges associated with Goodwill and other assets in 2009 as further disclosed in Note 12 to the Consolidated Financial Statements.

INTANGIBLE ASSETS

Trademark and masthead are not subject to amortization whereas other remaining intangible assets are subject to amortization and are amortized using the straight-line method over their estimated benefit period, in our case 5-20 years. The fair values of these intangible assets are estimated based on management's assessment as well as independent third party appraisals in some cases.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense for the years ended October 31, 2010, 2009 and 2008 approximated $598,000, $791,000, and $978,000.

INCOME TAXES

Provisions for income taxes currently payable and deferred income taxes are based on the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period and excludes any dilutive effects of stock options. Diluted earnings per share is computed by dividing net income by the weighted average shares of common stock outstanding for the period plus the shares that would be outstanding assuming the exercise of dilutive stock options using the treasury stock method. The effect of dilutive stock options increased weighted average shares outstanding by 38,000 for the year ended October 31, 2008. There was no dilutive effect in fiscal 2010 and 2009.

SEGMENT INFORMATION

The Company designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The Company's operating segments are more fully described in Note 9.

REVENUE RECOGNITION

Revenues are recognized when products are shipped or ownership is transferred and when services are rendered to customers. The Company acts as a principal party in sales transactions, assumes title to products and assumes the risks and rewards of ownership including risk of loss for collection, delivery or returns. The Company typically recognizes revenue for the majority of its products upon shipment to the customer and transfer of title. Under agreements with certain customers, custom forms may be stored by the Company for future delivery. In these situations, the Company may receive a logistics and warehouse management fee for the services provided. In these cases, delivery and bill schedules are outlined with the customer and product revenue is recognized when manufacturing is complete and the product is received into the warehouse, title transfers to the customer, the order is invoiced and there is reasonable assurance of collectability. Since the majority of products are customized, product returns are not significant. Therefore, the Company records sales on a gross basis. Advertising revenues are recognized, net of agency commissions, in the period when advertising is printed or placed on websites. Circulation revenues are recognized when purchased newspapers are distributed. Amounts received from customers in advance of revenue recognized are recorded as deferred revenue. The deferred revenue associated with The Herald-Dispatch approximated $591,000 and $611,000 at October 31, 2010 and 2009. Revenue generally is recognized net of any taxes collected from customers and subsequently remitted to government authorities. The costs of delivering finished goods to customers are recorded as shipping and handling costs and included in costs of sales. Shipping and handling costs that are included in the price of the products are included in net sales.

ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

A liability for a cost associated with an exit or disposal activity shall be measured initially at its fair value in the period in which the liability is incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

Before the adoption of the current applicable accounting standards, the Company had elected to follow the intrinsic value method in accounting for its employee stock options. Accordingly, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense was recognized. There were no stock option grants in 2010, 2009 or 2008. Any future stock-based compensation will be measured at the grant date based on the fair value of the award and it would be recognized as an expense over the applicable vesting periods of the stock award using the straight line method.

FAIR VALUE MEASUREMENTS

The Company measures and records in the accompanying consolidated financial statements certain liabilities at fair value on a recurring basis. There is a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 - Quoted market prices in active markets for identical assets or liabilities

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

Our interest bearing debt is primarily composed of a revolving line of credit and term loan facility with a syndicate of banks. The Company believes the carrying amount of these facilities approximates fair value due to these facilities carrying a variable interest rate based on recent market conditions.

Cash and cash equivalents consist principally of cash on deposit with banks. All highly liquid investments with an original maturity of three months or less. The Company's cash deposits in excess of federally insured amounts are primarily maintained at a large well-known financial institution.

The carrying amounts of the Company's accounts receivable, accounts payable, accrued payrolls and commissions, taxes accrued and withheld and accrued expenses approximates fair value due to their short-term nature.

NEWLY ISSUED ACCOUNTING STANDARDS

In October 2009, the FASB issued ASU 2009-13, which amends the criteria in ASC 605, *Revenue Recognition*, for revenue recognition in multiple deliverable arrangements. The amendments established a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. This update is effective for fiscal years beginning on or after June 15, 2010, and may be applied on either prospective basis, with early adoption permitted. The Company will adopt ASU 2009-13 effective for fiscal year 2011. The adoption of this standard is not anticipated to have a material effect on our consolidated financial condition or results of operations.

RECLASSIFICATION

Certain prior-year amounts have been reclassified to conform to the current year Financial Statement Presentation.

2. INVENTORIES

Inventories consisted of the following:

	October 31,	
	2010	2009
Printing and newspaper:		
Raw materials	**$ 2,897,036**	$ 2,854,938
Work in process	**1,130,291**	1,405,320
Finished goods	**3,451,815**	3,765,244
Office products and office furniture	**2,211,191**	3,136,475
	$ 9,690,333	$ 11,161,977

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

3. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 31, 2010	October 31, 2009
Installment notes payable to banks and shareholders, due in monthly installments plus interest at rates approximating the bank's prime rate maturing in various periods ranging from June 2011 - September 2014, collateralized by equipment and vehicles. The shareholder note of $3.0 million plus all accrued interest is due in one balloon payment in September 2014.	**$ 4,300,364**	$ 1,310,418
Term loan facility with a syndicate of banks, due in quarterly installments of $1,225,000 plus interest payments equal to the Base Rate plus the applicable margin or the adjusted LIBOR Rate plus the applicable margin maturing September 2013, collateralized by substantially all of the assets of the Company.	**43,057,978**	56,632,442
	47,358,342	57,942,860
Less current portion	**5,484,842**	57,024,424
Long-term debt, net of current portion	**$ 41,873,500**	$ 918,436

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to a prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

On March 31, 2010, the Company, Fifth Third Bank, as a Lender, L/C Issuer and Administrative Agent for Lenders (the "Administrative Agent") and the other Lenders party to Champion's Credit Agreement dated September 14, 2007 (the "Credit Agreement") entered into a Second Amendment and Waiver to Credit Agreement ("the "Second Amendment"). All conditions precedent to the effectiveness of the Second Amendment were satisfied on April 6, 2010. The Company has pledged substantially all the assets of the Company as collateral for the indebtedness under the Credit Agreement.

In the Second Amendment the Administrative Agent and Lenders waived any default or event of default arising from Champion's previously disclosed violations of provisions of the Credit Agreement. The Second Amendment amended various provisions of the Credit Agreement, including but not limited to:

- a $17,000,000 revolving credit facility with a sublimit of up to $3,000,000 for letters of credit and $3,000,000 for swing line loans. Outstanding borrowings, thereunder, may not exceed the sum of (1) up to 85% of eligible receivable plus (b) up to the lesser of $6,000,000 or 50% of eligible inventory.
- at the Company's option, interest at a LIBOR Rate, so long as no default exists.
- post-default increase in interest rate of 2%.
- amendment of various financial covenants.
- fixed charge coverage ratio is required to be 1.0:1.0 through January 31, 2011; 1.1:1.0 through January 31, 2012 and 1.20:1.00 thereafter.
- leverage ratio shall not be greater then 6.5:1.00 at April 30, 2010 with 0.5:1.00 step-downs quarterly through April 30, 2011 and 0.25:1.00 quarterly step-downs through April 30, 2012.
- minimum EBITDA pursuant to a quarterly build up commencing with the three months ended April 30, 2010 of $2,700,000, the six months ended July 31, 2010 of $5,400,000, the nine months ended October 31, 2010 of $8,900,000 and the twelve months ended January 31, 2011 of $11,800,000, thereafter varying quarterly step-ups culminating in twelve months trailing EBITDA of $14,300,000 at October 31, 2012.

- maximum capital expenditures are limited to $2,000,000 per fiscal year for the years ended October 31, 2010 and 2011 and $2,500,000 thereafter.
- enhanced reporting by the Company to Administrative Agent, including monthly reports and conference calls, quarterly reports by the Company's independent auditors of restructuring charges and organizational expense reductions.
- application of the Company's income tax refunds applied to reduce indebtedness under the Credit Agreement.
- restrictions on payments dividends based on various covenant compliance thresholds.

The Company was in compliance with the covenants of its credit agreements at October 31, 2010. Failure to maintain compliance with financial covenant as required by our credit facility could result in default and acceleration of amounts due under those facilities. The Company is required to maintain a minimum of $750,000 of compensating balances with the Administrative Agent under the terms of its Credit Agreement.

As required by the Second Amendment, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement.

Mr. Reynolds has granted the Administrative Agent a first priority security interest in the cash collateral.

Amounts drawn down by the Administrative Agent will be applied to repayment of the Company's obligations under the Credit Agreement. The Contribution Agreement expires upon the earliest of (i) full drawdown of the $2,500,000 deposited, (ii) repayment in full of all obligations under the Credit Agreement and termination of all commitments thereunder and (iii) the Administrative Agent's determination that the Company has achieved a fixed charge coverage ratio of at least 1.2 to 1.0 as of the last day of two consecutive fiscal quarters of the Company.

In connection with the Contribution Agreement, the Company has executed and delivered to Mr. Reynolds a Subordinated Promissory Note in amount of $2,500,000, payment of principal and interest on which is prohibited prior to January 31, 2011, and thereafter only with the Administrative Agent's consent. The Subordinated Promissory Note bears interest at the Wall Street Journal prime rate (3.25% at inception and at October 31, 2010), matures September 14, 2014 and is unsecured.

The Company had borrowed under its $17.0 million line of credit approximately $10.4 million at October 31, 2010 which encompassed working capital requirements, refinancing of existing indebtedness prior to The Herald-Dispatch acquisition and to partially fund the purchase of The Herald-Dispatch. Pursuant to the terms of the Second Amendment, the Company's borrowing base certificate as submitted to the Administrative Agent reflected minimum excess availability of $6.2 million as of October 31, 2010. The minimum excess availability is subject to a $1.0 million reserve and may be adjusted by the Administrative Agent.

The Company is required to make certain mandatory payments on its credit facilities related to (1) net proceeds received from a loss subject to applicable thresholds, (2) equity proceeds and (3) effective January 31, 2009, and continuing each year thereafter under the terms of the agreement the Company is required to prepay its credit facilities by 75% of excess cash flow for its most recently completed fiscal year. The excess cash flow for purposes of this calculation is defined as the difference (if any) between (a) EBITDA for such period and (b) federal, state and local income taxes paid in cash during such period plus capital expenditures during such period not financed with indebtedness plus interest expense paid in cash during such period plus the aggregate amount of scheduled payments made by the Company and its Subsidiaries during such period in respect of all principal on all indebtedness (whether at maturity, as a result of mandatory sinking fund redemption, or otherwise), plus restricted payments paid in cash by the Company during such period in compliance with the Credit Agreement. The Company paid its prepayment obligation of approximately $2.0 million in January 2009 and had no balance due under its prepayment obligation for fiscal 2009 and 2010 that would have been payable January 2010 and 2011 pursuant to the applicable calculations of the Second Amendment to the Credit Agreement.

Maturities of long-term debt for each of the next five years follow:

2011	$ 5,484,842
2012	5,340,514
2013	33,462,971
2014	3,070,015
2015	—
	$ 47,358,342

The prime rate was the primary interest rate on the above loans prior to September 14, 2007. After this date, the primary interest rate consisted primarily of LIBOR 30-day, 60-day and 90-day rates plus the applicable margin. Prime rate approximated 3.25% at October 31, 2010 and 2009, while the 30-day LIBOR rate approximated 0.25% and 0.24% at October 31, 2010 and 2009. The Company had entered into a hedging arrangement to convert $25.0 million of variable interest rate debt to fixed interest rate debt. The current balance outstanding subject to the hedge was $0 and $21,062,500 at October 31, 2010 and 2009 (see Note 14). The swap agreement terminated effective October 29, 2010, therefore, converting from fixed interest rate debt to variable interest upon termination. Interest paid during the years ended October 31, 2010, 2009 and 2008 approximated $5,256,000, $4,345,000 and $5,713,000. The Company had accrued interest of approximately $313,000 and $532,000 at October 31, 2010 and 2009 recorded as accrued expenses on the balance sheet. Deferred financing costs are amortized over the life of the related credit facilities and are reported as part of interest expense. In 2010, 2009 and 2008, $373,000, $309,000 and $309,000 of deferred financing costs were included as interest expense.

The Company may incur costs in 2011 related to facility consolidations, employee termination costs and other restructuring related activities. These costs may be incurred, in part, as a response to the Company's efforts to overcome the impact of the global economic crisis.

The Company's non-cash activities for 2010, 2009 and 2008 included equipment purchases of approximately $459,000, $818,000 and $0, and which were financed by a bank. The Company recorded non-cash investing and financing activities for the acquisition of The Herald- Dispatch of approximately $78.5 million in 2007. The Company also accrued approximately $1.6 million for a final working capital payment for the acquisition of The Herald-Dispatch. The working capital payment was made in the first quarter of 2008 totaling approximately $1.6 million.

4. EMPLOYEE BENEFIT PLANS

The Company had a Profit Sharing Plan that covered all eligible employees and qualified as a Savings Plan under Section 401(k) of the Internal Revenue Code. Effective January 1, 1998, the Profit Sharing Plan was merged into The Champion Industries, Inc. 401(k) Plan (the "Plan"). The Plan covers all eligible employees who satisfy the age and service requirements. Each participant may elect to contribute up to 15% of annual compensation and the Company previously contributed 100% of the participant's contribution not to exceed 2% of the participant's annual compensation. The Company eliminated the employer match as previously described in the second quarter of 2010. The Company may make discretionary contributions to the Plan. The Company's expense under these Plans was approximately $121,000, $445,000 and $525,000 for the years ended October 31, 2010, 2009 and 2008.

The Company's accrued vacation liability as of October 31, 2010 and 2009 was approximately $393,000 and $615,000. This item is classified as a component of accrued expenses on the financial statements.

The Company's 1993 Stock Option Plan provides for the granting of both incentive and non-qualified stock options to management personnel for up to 762,939 shares of the Company's common stock. In March 2004, the Company's 2003 stock option plan was adopted to provide for the granting of both incentive and non-qualified stock options to management personnel for up to 475,000 shares of the Company's common stock.

The option price per share for incentive stock options shall not be lower than the fair market value of the common stock at the date of grant. The option price per share for non-qualified stock options shall be at such price as the Compensation Committee of the Board of Directors may determine at its sole discretion. All options to date are incentive stock options. There were no options outstanding as of October 31, 2010. Options vest immediately and may be exercised within five years from the date of grant.

A summary of the Company's stock option activity and related information for the years ended October 31 follows:

	2010	Weighted Average Exercise Price	2009	Weighted Average Exercise Price	2008	Weighted Average Exercise Price
Outstanding - beginning of year	**220,000**	**$ 4.26**	311,000	$ 4.27	330,000	$ 4.18
Granted	**—**	**—**	—	—	—	—
Exercised	**—**	**—**	—	—	(19,000)	2.77
Forfeited or expired	**(220,000)**	**4.26**	(91,000)	4.29	—	—
Outstanding - end of year	**—**	**—**	220,000	$ 4.26	311,000	$ 4.27
Weighted average fair value of options granted during the year	**$ —**		$ —		$ —	

5. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	Year Ended October 31,		
	2010	**2009**	**2008 (Restated)**
Current (benefit) expense:			
Federal	**$ (754,195)**	$ (1,601,934)	$ 463,599
State	**(333,390)**	(170,248)	(130,742)
Deferred expenses (benefit)	**1,571,336**	(13,957,990)	2,129,999
	$ 483,751	$ (15,730,172)	$ 2,462,856

Deferred tax assets and liabilities are as follows:

	October 31,	
	2010	**2009**
Deferred tax assets:		
Allowance for doubtful accounts	**$ 475,365**	$ 497,795
Net operating loss carryforward	**1,812,856**	555,470
Accrued vacation	**142,749**	240,311
Other accrued liabilities	**682,251**	265,681
Interest rate swap	**—**	385,157
Intangible assets	**10,172,785**	11,784,699
Gross deferred tax assets	**13,286,006**	13,729,113
Deferred tax liabilities:		
Property and equipment	**(3,218,553)**	(3,449,830)
Intangible assets	**—**	—
Gross deferred tax liability	**(3,218,553)**	(3,449,830)
Net deferred tax asset before valuation allowance	**10,067,453**	10,279,283
Valuation allowance:		
Beginning balance	**478,918**	291,209
Increase during the period	**73,865**	187,709
Ending balance	**552,783**	478,918
Net deferred tax asset	**$ 9,514,670**	$ 9,800,365

The above net deferred tax asset is presented on the balance sheet as follows:

	2010	2009
Deferred tax asset - current	**$ 1,144,519**	$ 1,000,847
Deferred tax asset - non-current	**8,370,151**	8,799,518
	$ 9,514,670	$ 9,800,365

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended October 31,		
	2010	2009	2008 (Restated)
Statutory federal income tax rate	**34.0 %**	(34.0) %	34.0 %
State taxes, net of federal benefit	**(22.1)**	(0.7)	3.3
Change in valuation allowance	**7.6**	0.3	—
Selling expenses	**7.2**	0.2	1.1
Cash surrender value of life insurance accretion	**—**	0.4	(0.2)
State apportionment and deferred tax adjustments	**23.3**	(3.1)	(2.0)
Federal and state tax accrual adjustments	**—**	(0.1)	(0.8)
Other	**(0.2)**	0.2	(0.8)
Interest rate swap	**—**	0.4	—
Effective tax rate	**49.8 %**	(36.4) %	34.6 %

Income taxes (refunded) paid during the years ended October 31, 2010, 2009 and 2008 approximated $(1,675,000), $(572,000), and $412,000. The Company recorded an income tax refund at October 31, 2010 and 2009 of $36,000 and $1,911,000. Certain taxable losses for 2010 will be carried back to previous years to the extent allowable by applicable tax laws.

The Company's net operating losses are comprised of net operating losses from operations for both Federal and State as well as net operating losses of acquired companies. The tax affected benefit of these are reflected in the Financial Statements at $1.8 million or approximately $1.3 million net of valuation allowance. The Federal net operating losses may be carried forward 20 years and carried back 2 years whereas the State net operating losses generally cannot be carried back for the Company's purpose and can be carried forward 15-20 years.

In June 2006, the FASB issued ASC 740 , this interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Company adopted the standard addressing "Accounting for Uncertainty in Income Taxes" effective November 1, 2007 with no effect on the Company's consolidated financial statements. As of the date of adoption, the Company had approximately $150,000 of unrecognized tax benefits, all of which would impact the effective tax rate if recognized. The Company was notified in April 2008 and an examination began in May 2008 by the IRS covering our fiscal year-end 2005 federal tax return. This audit was completed and settled during the third quarter of 2008. As of October 31, 2010, the Company is subject to U.S. Federal income tax examination for the returns filed after October 31, 2007. State Income Tax returns are generally subject to a period of examination for a period of three to five years. Tax interest and penalties are classified as income taxes in the accompanying statements of income and were insignificant for all periods presented. There was no unrecognized tax benefit at October 31, 2010 and 2009. The Company is currently unable to assess whether any significant increase to the unrecognized tax benefit will be recorded during the next 12 months.

6. RELATED PARTY TRANSACTIONS AND OPERATING LEASE COMMITMENTS

The Company leases operating facilities from entities controlled by its Chief Executive Officer, his family and affiliates as well as facilities controlled by a Company owned by the former sole owner of Syscan pursuant to the acquisition of Syscan (see note 8). The original terms of these leases, which are accounted for as operating leases, range from two to fifteen years.

A summary of significant related party transactions follows:

	Year Ended October 31, 2010	2009	2008
Rent expense paid to affiliated entities for operating facilities	**$ 517,000**	$ 367,000	$ 434,000
Sales of office products, office furniture and printing services to affiliated entities	**913,000**	861,000	895,000

In addition, the Company leases property and equipment from unrelated entities under operating leases. Rent expense amounted to $1,334,000, $1,060,000, and $912,000 for the years ended October 31, 2010, 2009 and 2008.

Under the terms and conditions of the above-mentioned leases, the Company is primarily responsible for all taxes, assessments, maintenance, repairs or replacements, utilities and insurance. The Champion Output Solutions' lease excludes taxes and insurance during the initial lease term. Champion Output Solutions subleases approximately 8,500 square feet at an annual rate of approximately $38,000 through June 30, 2011. The Company has renewal options for certain leases covering varying periods.

In addition, the Company purchased vehicles from an entity controlled by family members of its Chief Executive Officer in the amounts of $101,000, $58,000 and $150,000 for the years ended October 31, 2010, 2009 and 2008.

Future minimum rental commitments for all noncancelable operating leases including related party commitments with initial terms of one year or more consisted of the following at October 31, 2010:

2011	$ 1,197,476
2012	1,036,174
2013	933,316
2014	359,071
2015	51,640
	$ 3,577,677

The Company participates in a self-insurance program for employee health care benefits with affiliates controlled by its Chief Executive Officer and as such is responsible for paying claims of Company participants as required by the plan document. The Company is allocated costs primarily related to the reinsurance premiums based on its proportionate share to provide such benefits to its employees. The Company's expense related to this program for the years ended October 31, 2010, 2009 and 2008 was approximately $4,307,000, $5,196,000, and $5,017,000.

During 2010, 2009 and 2008, the Company utilized an aircraft from an entity controlled by its Chief Executive Officer and reimbursed the controlled entity for the use of the aircraft, fuel, aircrew, ramp fees and other expenses attendant to the Company's use, in amounts aggregating $47,000, $49,000, and $56,000. The Company believes that such amounts are at or below the market rate charged by third-party commercial charter companies for similar aircraft.

The Company exercised its option to purchase a building at 3000 Washington Street, Charleston, WV on June 16, 2009. The Company assigned its option to a related party purchaser and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period which commenced October 27, 2009 for $1.5 million.

On December 29, 2009, the Company, Marshall T. Reynolds, Fifth Third Bank, as Administrative Agent for lenders under the Company's Credit Agreement dated September 14, 2007, and the other lenders entered into a Forbearance Agreement. The Forbearance Agreement, among other provisions, required Marshall T. Reynolds to lend to the Company $3,000,000 in exchange for a subordinated unsecured promissory note in like amount, payment of principal and interest on which is prohibited until payment of all liabilities under the Credit Agreement. The subordinated unsecured promissory note, bearing interest at a floating Wall Street Journal prime rate and maturing September 14, 2014, and a debt subordination agreement, both dated December 29, 2009, were executed and delivered, and Mr. Reynolds advanced $3,000,000 to the Company. The $3,000,000 was applied to prepayment of $3,000,000 of the Company's loans. The Forbearance Agreement expired on March 31, 2010 and the Company entered into a Second Amendment and Waiver to Credit Agreement.

As required by the Second Amendment to Credit Agreement, the Company, Marshall T. Reynolds and the Administrative Agent entered into a Contribution Agreement and Cash Collateral Security Agreement dated March 31, 2010 (the "Contribution Agreement") pursuant to which Mr. Reynolds deposited $2,500,000 as cash collateral with the Administrative Agent, which the Administrative Agent may withdraw upon an event of default under the Credit Agreement.

Mr. Reynolds has granted the Administrative Agent a first priority security interest in the cash collateral.

The Company believes that the terms of its related party transactions are no less favorable to the Company than could be obtained with an independent third party.

7. COMMITMENTS AND CONTINGENCIES

The Company is subject to the environmental laws and regulations of the United States and the states in which it operates concerning emissions into the air, discharges into the waterways and the generation, handling and disposal of waste materials. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company and are included in normal operating expenses. These laws and regulations are constantly evolving, and it is impossible to predict accurately the effect they may have upon the capital expenditures, earnings, and competitive position of the Company in the future. Based upon information currently available, management believes that expenditures relating to environmental compliance will not have a material impact on the financial position of the Company.

The Company is subject to various claims and legal actions that arise in the ordinary course of business as well as various governmental audits and examinations. In the opinion of management, after consulting with legal counsel where applicable, the Company believes that the ultimate resolution of these claims, audits and legal actions will not have a material effect on the consolidated financial statements of the Company.

8. ACQUISITIONS

On September 14, 2007, the Company completed, pursuant to an asset purchase agreement, the acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. The purchase price was $77.0 million and subject to a working capital payment of $837,554 plus or minus any change in working capital from the index working capital base of $1,675,107 at the closing date of September 14, 2007. The working capital payment totaled approximately $1.6 million.

Approximately six weeks of the operations of The Herald-Dispatch are included in the Company's Statement of Operations commencing concurrent with the acquisition in 2007.

The Company acquired substantially all of the net assets of The Herald-Dispatch for a purchase price of $77.0 million consisting of cash. The purchase price included a cash payment of $77.0 million plus acquisition costs of approximately $373,000 and a working capital adjustment of approximately $1,616,000. The working capital adjustment was recorded under accrued expenses at October 31, 2007. The purchase price was financed by the Company through a term debt facility and a revolving credit facility. The purchase of The Herald-Dispatch was consummated based on certain specifically identified synergies due in part to duplicative functions, to achieve cash flow diversity, to capitalize on a unique investment opportunity in the Company's core territory, and to provide a platform for future growth and expansion opportunities. The following is a condensed balance sheet indicating the amount assigned to each major asset and liability caption of The Herald-Dispatch at September 14, 2007:

Current assets, net of cash received	$ 2,748,445
Property, plant and equipment	8,582,200
Goodwill	35,396,335
Trademark and masthead	18,515,316
Subscriber base asset	3,427,755
Advertiser base asset	10,613,497
Total assets	$ 79,283,548
Current liabilities	$ 740,395
Net assets acquired	$ 78,543,153

The following table summarizes the unaudited consolidated pro forma results of operations and pro forma net income per share for the years ended October 31, 2007, assuming The Herald-Dispatch acquisition had occurred at the start of the Company's fiscal year for the period represented below. The pro forma results below were derived from The Herald-Dispatch internal financial statements representing the periods approximating the Company's fiscal year and are reflective of adjustments associated with additional interest expense and associated deferred financing costs not recorded on the Company's financial statements of approximately $5.2 million for 2007. The Company recorded pro forma adjustments resulting from additional amortization expense of $614,000 for 2007, additional depreciation of $524,000 for 2007 and adjustments associated with retirement plans and postretirement benefits other than pensions which were not assumed by the Company totaling $398,000 in 2007.

	2007
(In millions, except per share data)	
Revenues	$ 167.5
Net income	$ 6.9
Earnings	
Basic	$ 0.69
Diluted	$ 0.68
Weighted average shares outstanding:	
Basic	10.0
Diluted	10.1

The identifiable intangible assets of The Herald-Dispatch are being amortized on a straight-line basis over a period of 20 and 25 years for the subscriber and advertiser base, respectively. The weighted average life of the amortizable intangible assets for the acquisition of The Herald-Dispatch at the acquisition date was approximately 20 years. The trademark and masthead for the acquisition of The Herald-Dispatch was determined to have an indefinite life. The remaining allocation of the purchase price of The Herald-Dispatch was assigned to goodwill. The Company expects to achieve tax deductions associated with non-amortizing intangibles and goodwill of approximately $3.6 million per year for a period of 15 years. In 2009, the Company recorded asset impairment charges of $41.1 million ($25.5 million, net of deferred tax benefit) associated with the acquisition of The Herald-Dispatch (see Note 12).

On September 7, 2004, the Company acquired all the issued and outstanding capital stock of Syscan Corporation ("Syscan"), a West Virginia corporation, for a cash price of $3,500,000 and a contingent purchase price, dependent upon satisfaction of certain conditions, not to exceed the amount of $1,500,000. On December 14, 2006, the Company paid the contingent purchase price in the amount of $1,350,725. This amount was accrued at October 31, 2006. The Company also purchased a building from an entity controlled by Syscan's sole shareholder for $117,000 concurrent with the Syscan acquisition. After considering the cash received, the acquisition of a building and acquisition costs the net assets acquired totaled approximately $2,688,000. Syscan Corporation is a provider of integrated business products, with a primary emphasis on office and data products, printing, mailing and fulfillment services, and office furniture. The acquisition was consummated based on significant identified synergies which could be achieved due to a duplication of market territory. The acquisition brought additional supply chain management and mailing expertise to the Company and allowed Syscan to offer a broader array of printing services to its existing customer base.

The Williams Land Corporation had the option to put the 3000 Washington Street building occupied by Syscan to the Company for a purchase price of $1.5 million and the Company had the option to purchase the building for $1.5 million at the conclusion of the five year lease term ending September 1, 2009. This option could be exercised no later than 60 days prior to the end of the lease and closing of said purchase could not exceed 45 days from the end of the lease. The Company exercised its option to purchase this building on June 16, 2009. The Company assigned its option to purchase to a related party and leased the building back from the related party for a period of five years with a call option to purchase the building within the new five year lease period, which commenced October 27, 2009 for $1.5 million.

All of the above transactions have been accounted for using the purchase method of accounting.

9. INDUSTRY SEGMENT INFORMATION

The Company operates principally in three industry segments organized on the basis of product lines: the production, printing and sale, principally to commercial customers, of printed materials (including brochures, pamphlets, reports, tags, continuous and other forms); the sale of office products and office furniture including interior design services; and publication of The Herald-Dispatch daily newspaper in Huntington, West Virginia with a total daily and Sunday circulation of approximately 23,000 and 29,000 respectively. The Company employs approximately 700 people, of whom approximately 20, or 3%, are covered by collective bargaining agreements, which expire on May 31, 2010 and December 31, 2013, respectively. Approximately 50% of the employees are currently operating under the expired May 31, 2010 contract.

Our financial reporting systems present various data which is used to operate and measure our operating performance, including internal statements of operations which are prepared on a basis inconsistent with GAAP. Therefore, the segment reporting may not necessarily be consistent with GAAP reporting. Furthermore, because of our integrated business structure, operating costs included in one segment may benefit other segments. As a result of this structure these segments are not specifically designed to measure operating income or loss directly related to the products or services included in each segment.

The identifiable assets are reflective of non-GAAP assets reported on the Company's internal balance sheets and are typically adjusted for negative book cash balances, taxes and other items excluded for segment reporting. The total assets reported on the Company's balance sheets as of October 31, 2010, 2009 and 2008 are $92,233,986, $101,021,893 and $141,278,845. The identifiable assets reported below represent $82,813,827, $90,310,975 and $139,581,045.

The table below presents information about reported segments for the years ended October 31:

2010	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues	**$ 90,106,896**	**$ 39,691,717**	**$ 15,525,399**	**$ 145,324,012**
Elimination of intersegment revenue	**(9,136,312)**	**(6,254,129)**	**—**	**(15,390,441)**
Consolidated revenues	**$ 80,970,584**	**$ 33,437,588**	**$ 15,525,399**	**$ 129,933,571**
Operating income	**180,802**	**2,055,990**	**3,136,502**	**5,373,294**
Depreciation and amortization	**3,033,232**	**131,529**	**1,135,901**	**4,300,662**
Capital expenditures	**742,458**	**53,556**	**59,496**	**855,510**
Identifiable assets	**40,203,824**	**7,558,086**	**35,051,917**	**82,813,827**
Goodwill	**2,226,837**	**1,230,485**	**11,874,961**	**15,332,283**

2009	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues	$ 99,463,762	$ 42,518,613	$ 16,393,896	$ 158,376,271
Elimination of intersegment revenue	(10,473,968)	(6,644,182)	—	(17,118,150)
Consolidated revenues	$ 88,989,794	$ 35,874,431	$ 16,393,896	$ 141,258,121
Operating income (loss)	(1,166,528)	2,284,729	(38,711,612)	(37,593,411)
Depreciation and amortization	3,370,162	168,659	1,706,117	5,244,938
Capital expenditures	2,606,836	143,533	60,167	2,810,536
Identifiable assets	34,276,584	8,757,366	47,277,025	90,310,975
Goodwill	2,226,837	1,230,485	11,874,961	15,332,283

2008 (Restated)	**Printing**	**Office Products & Furniture**	**Newspaper**	**Total**
Revenues	$ 118,634,673	$ 49,708,630	$ 18,939,250	$ 187,282,553
Elimination of intersegment revenue	(13,359,482)	(8,168,516)	—	(21,527,998)
Consolidated revenues	$ 105,275,191	$ 41,540,114	$ 18,939,250	$ 165,754,555
Operating income	5,533,022	3,628,716	3,557,697	12,719,435
Depreciation and amortization	3,534,326	214,298	1,635,885	5,384,509
Capital expenditures	2,136,125	84,434	152,563	2,373,122
Identifiable assets	49,649,845	10,484,177	79,447,023	139,581,045
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

A reconciliation of total segment revenue, assets and operating income (loss) to consolidated income (loss) before income taxes for the years ended October 31, 2010, 2009 and 2008 is as follows, and relate to the printing segment:

	2010	2009	2008 (Restated)
Revenues:			
Total segment revenues	**$ 145,324,012**	$ 158,376,271	$ 187,282,553
Elimination of intersegment revenue	**(15,390,441)**	(17,118,150)	(21,527,998)
Consolidated revenue	**$ 129,933,571**	$ 141,258,121	$ 165,754,555
Operating income (loss):			
Total segment operating income (loss)	**$ 5,373,294**	$ (37,593,411)	$ 12,719,435
Interest income	**—**	2,771	65,657
Interest expense	**(5,414,450)**	(5,184,668)	(5,733,677)
Other income (loss)	**1,013,041**	(475,488)	69,602
Consolidated income (loss) before income taxes	**$ 971,885**	$ (43,250,796)	$ 7,121,017
Identifiable assets:			
Total segment identifiable assets	**$ 82,813,827**	$ 90,310,975	$ 139,581,045
Elimination of intersegment assets	**9,420,159**	10,710,918	1,697,800
Total consolidated assets	**$ 92,233,986**	$ 101,021,893	$ 141,278,845

10. RESTRUCTURING OF OPERATIONS

In 2010, the Company recorded charges related to a restructuring and profitability enhancement plan. This plan was implemented to effectuate certain key initiatives and was an integral component of the Second Amendment and Waiver to the Credit Agreement (Second Amendment). These actions were taken to comply with the provisions and targeted covenants of the Second Amendment and to address the impact of the global economic crisis on the Company. The Company may incur additional costs in future periods to address the ongoing and fluid nature of the economic crisis. The amount of future charges are currently not estimable by the Company.

The plan was implemented to address several key initiatives including streamlining production and administrative operations, headcount reductions and an overall response to the global economic crisis. The pre-tax charge resulting from these actions was $1.8 million ($1.1 million after tax or $0.11 per share on a basic and diluted basis). The charges were comprised of $1.2 million associated with excess facility and maintenance costs primarily related to operating leases, inventory related costs of $172,000 and costs associated with streamlining production and personnel related separation costs of $468,000. The costs associated with the restructuring and profitability enhancement plan are primarily recorded in the restructuring charges line item as part of operating income. Inventory is recorded as a component of cost of sales.

The following information summarizes the costs incurred with respect to restructuring, integration and asset impairment charges during the three and twelve months ended October 31, 2010, respectively, these costs are included as a component of the printing segment:

	October 31, 2010	
	Three Months Ended	Twelve Months Ended
Occupancy related costs	$ —	$ 1,173,175
Costs incurred to streamline production, personnel and other	103,651	467,621
Inventory	—	171,529
Total	$ 103,651	$ 1,812,325

The activity pertaining to the Company's accruals related to restructuring and other charges since October 31, 2009, including additions and payments made are summarized below:

	Occupancy related costs	Costs incurred to streamline production, personnel and other	Total
Balance at October 31, 2009	$ —	$ —	$ —
2010 expenses	1,173,175	467,621	1,640,796
Paid in 2010	(135,627)	(459,159)	(594,786)
Balance at October 31, 2010	$ 1,037,548	$ 8,462	$ 1,046,010

During 2010 and 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment the Company initiated a cost reduction plan and eliminated 24 employee positions or approximately 15% of the workforce, at the Champion Publishing subsidiary in 2009.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's interest rate swap derivative liability is based on third party valuation models, and is therefore classified as having Level 2 inputs as of October 31, 2009. The interest rate swap agreement expired on October 29, 2010 therefore there is no balance at October 31, 2010.

The Fair Value Option for Financial Assets and Financial Liabilities permits entities to choose to measure at fair value many financial instruments and certain other items at fair value that are not currently required to be measured. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The Fair Value Option did not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Fair Value Option was effective for fiscal years beginning after November 15, 2007. The Company elected to not apply the provisions of The Fair Value Option.

The Company measures and records in the accompanying consolidated financial statements certain liabilities at fair value on a recurring basis. There is a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and our own assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1 - Quoted market prices in active markets for identical assets or liabilities

Level 2 - Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 - Unobservable inputs developed using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

The following table summarizes the financial instruments measured at fair value in the accompanying consolidated balance sheet as of October 31, 2010, and 2009 and recorded as other liabilities (current):

	Fair Value measurements of October 31, 2010 and 2009			
	Level 1	**Level 2**	**Level 3**	**Total**
Liabilities:				
Interest rate swap (2010)	$ —	$ —	$ —	$ —
Interest rate swap (2009)	—	962,893	—	962,893

12. ACQUIRED INTANGIBLE ASSETS AND GOODWILL

	2010		2009	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Non-compete agreement	**$ 1,000,000**	**$ 880,952**	$ 1,000,000	$ 738,095
Customer relationships	**2,451,073**	**782,739**	2,451,073	660,641
Advertising and subscriber base	**4,989,768**	**1,656,997**	4,989,768	1,509,335
Other	**564,946**	**489,738**	564,946	452,638
	9,005,787	**3,810,426**	9,005,787	3,360,709
Unamortizable intangible assets:				
Goodwill	**15,839,561**	**507,278**	15,839,561	507,278
Trademark and masthead	**10,001,812**	**—**	10,001,812	—
	25,841,373	**507,278**	25,841,373	507,278
Total goodwill and other intangibles	**$ 34,847,160**	**$ 4,317,704**	$ 34,847,160	$ 3,867,987

In accordance with GAAP, a two-step impairment test is performed on goodwill. In the first step, a comparison is made of the estimated fair value of a reporting unit to its carrying value. If the carrying value of a reporting unit exceeds the estimated fair value, the second step of the impairment test is required. In the second step, an estimate of the current fair values of all assets and liabilities is made to determine the amount of implied goodwill and consequently the amount of any goodwill impairment.

In connection with our annual impairment testing of goodwill and other intangible assets conducted in the fourth quarter of 2009, we recorded a charge of $41.1 million ($25.5 million, net of deferred tax benefit) for impairment of the value of the goodwill and other intangible assets, which resulted from the 2007 acquisition of The Herald-Dispatch daily newspaper in Huntington, WV. This charge resulted in impairment charges of trademark and masthead of $8.5 million, subscriber base asset of $2.2 million, advertiser base asset $6.8 million and goodwill $23.6 million. The associated deferred tax benefit of these charges approximated $15.6 million. There were no impairment charges as a result of our annual impairment testing in 2010.

During 2009, the U.S. recession had a negative impact on the Company's operations across multiple segment lines. The newspaper operating segment reflected lower operating revenues in both advertising and circulation. In response to this difficult operating environment the Company initiated a cost reduction plan and eliminated 24 employee positions, or approximately 15% of the workforce, at the Champion Publishing subsidiary.

The Company determined that it should perform impairment testing of goodwill and intangible assets during the fourth quarter of 2009, due, in part, to declines in our stock price, increased volatility in operating results and declines in market transactions in the industry. The valuation methodology utilized to estimate the fair value of the newspaper operating segment was based on both the market and income approach. The Company then undertook the next step in the impairment testing process by determining the fair value of assets and liabilities within this reporting unit. The implied fair values of goodwill and other intangibles for this reporting unit was less than the carrying amount by $41.1 million ($25.5 million net of deferred tax benefit) based on the analysis by the Company and with assistance of third party valuation specialists, and therefore an impairment charge in this amount was taken. The goodwill and other intangible assets will continue to be amortized for tax purposes over its remaining life in accordance with applicable internal revenue service standards.

The Company has other reporting units within Goodwill. The Company evaluated these reporting units during the fourth quarter of 2010 and 2009, and while the estimated fair value of these reporting units declined from 2008, the estimated carrying value of each of our other reporting units exceeded their carrying values in 2010 and 2009. As a result, no additional testing or impairment charges were necessary.

Amortization expense for the years ended October 31, 2010, 2009 and 2008 was $450,000, $1,034,000 and $1,048,000 respectively. A non-compete agreement is being amortized over a period of seven years and the customer relationships are being amortized over a period of 20 years. These items are both related to the acquisition of Syscan in 2004. The advertising and subscribers bases related to the acquisition of The Herald-Dispatch are being amortized over 25 and 20 years respectively. The trademark and masthead associated with the acquisition of The Herald-Dispatch are non-amortizing assets. The weighted average remaining life of the Company's amortizable intangible assets was approximately 18 years. Estimated amortization expense for each of the following years is:

2011	$ 417,309
2012	292,760
2013	287,261
2014	275,970
2015	269,761
Thereafter	3,652,300
	$ 5,195,361

The changes in the carrying amounts of goodwill, trademark and masthead and other amortizing intangibles for the years ended October 31, 2010 and 2009 were:

GOODWILL

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2008				
Goodwill	$ 2,226,837	$ 1,230,485	$ 35,437,456	$ 38,894,778
Accumulated impairment losses	—	—	—	—
	2,226,837	1,230,485	35,437,456	38,894,778
Goodwill acquired Fiscal 2009	—	—	—	—
Impairment losses Fiscal 2009	—	—	(23,562,495)	(23,562,495)
Balance as of October 31, 2009				
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778
Accumulated impairment losses	—	—	(23,562,495)	(23,562,495)
	2,226,837	1,230,485	11,874,961	15,332,283
Goodwill acquired Fiscal 2010	—	—	—	—
Impairment losses Fiscal 2010	—	—	—	—
Balance as of October 31, 2010				
Goodwill	2,226,837	1,230,485	35,437,456	38,894,778
Accumulated impairment losses	—	—	(23,562,495)	(23,562,495)
	$ 2,226,837	$ 1,230,485	$ 11,874,961	$ 15,332,283

TRADEMARK AND MASTHEAD

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2008				
Trademark and masthead	$ —	$ —	$ 18,515,316	$ 18,515,316
Accumulated impairment losses	—	—	—	—
	—	—	18,515,316	18,515,316
Trademark and masthead acquired Fiscal 2009	—	—	—	—
Impairment losses Fiscal 2009	—	—	(8,513,504)	(8,513,504)
Balance as of October 31, 2009				
Trademark and masthead	—	—	18,515,316	18,515,316
Accumulated impairment losses	—	—	(8,513,504)	(8,513,504)
	—	—	10,001,812	10,001,812
Trademark and masthead acquired Fiscal 2010	—	—	—	—
Impairment losses Fiscal 2010	—	—	—	—
Balance as of October 31, 2010				
Trademark and masthead	—	—	18,515,316	18,515,316
Accumulated impairment losses	—	—	(8,513,504)	(8,513,504)
	$ —	$ —	$ 10,001,812	$ 10,001,812

AMORTIZING INTANGIBLE ASSETS (NET OF AMORTIZATION EXPENSE):

	Printing	Office Products and Furniture	Newspaper	Total
Balance as of October 31, 2008				
Amortizing intangible assets				
(net of amortization expense)	$ 938,412	$ 1,540,998	$ 13,251,431	$ 15,730,841
Accumulated impairment losses	—	—	—	—
	938,412	1,540,998	13,251,431	15,730,841
Amortizing intangible assets (net of amortization expense) acquired Fiscal 2009	—	—	—	—
Impairment losses Fiscal 2009	—	—	(9,051,484)	(9,051,484)
Amortization expense	138,571	176,195	719,513	1,034,279
Balance as of October 31, 2009				
Amortizing intangible assets				
(net of amortization expense)	799,841	1,364,803	12,531,918	14,696,562
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	799,841	1,364,803	3,480,434	5,645,078
Amortizing intangible assets (net of amortization expense) acquired Fiscal 2010	—	—	—	—
Impairment losses Fiscal 2010	—	—	—	—
Amortization expense	125,862	176,195	147,660	449,717
Balance as of October 31, 2010				
Amortizing intangible assets				
(net of amortization expense)	673,979	1,188,608	12,384,258	14,246,845
Accumulated impairment losses	—	—	(9,051,484)	(9,051,484)
	$ 673,979	$ 1,188,608	$ 3,332,774	$ 5,195,361

13. CERTAIN SIGNIFICANT ESTIMATES

Our estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance and it is at least reasonably possible that a change in these estimates will occur in the near term.

GOODWILL AND INTANGIBLE ASSETS

We evaluate the recoverability of the goodwill and intangible assets of each of our reporting units, as required, by comparing the fair value of each reporting unit with its carrying value. The fair values of our reporting units are determined using a combination of a discounted cash flow analysis and market multiples based on historical and projected financial information. We apply our best judgment when assessing the reasonableness of the financial projections used to determine the fair value of each reporting unit.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company encounters risks associated with sales and the collection of the associated accounts receivable. As such, the Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company primarily utilizes a historical rate of accounts receivables written off as a percentage of total revenue. This historical rate is applied to the current revenues on a monthly basis. The historical rate is updated periodically based on events that may change the rate such as a significant increase or decrease in collection performance and timing of payments as well as the calculated total exposure in relation to the allowance. Periodically, the Company compares the identified credit risks with the allowance that has been established using historical experience and adjusts the allowance accordingly. The underlying assumptions used for the allowance can change from period to period and could potentially cause a material impact to the income statement and working capital.

FINANCIAL INSTRUMENTS

In managing interest rate risk exposure, the Company enters into interest rate swap agreements. An interest rate swap is a contractual exchange of interest payments between two parties. A standard interest rate swap involves the payment of a fixed rate times a notional amount by one party in exchange for a floating rate times the same notional amount from another party. As interest rates change, the difference to be paid or received is accrued and recognized as interest expense or income over the life of the agreement. These instruments are not entered into for trading purposes. Counter Parties to the Company's interest rate swap agreements are major financial institutions. In accordance with applicable accounting guidance, the Company recognizes interest rate swap agreements on the balance sheet at fair value.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company manages exposure to changes in market interest rates. The Company's use of derivative instruments is limited to highly effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. The Company monitors its positions and the credit ratings of its counterparties and does not anticipate non-performance by the counterparties. Interest rate swap agreements are not entered into for trading purposes.

At September 28, 2007, the Company was party to an interest rate swap agreement which terminated on October 31, 2010. The swap agreement is with a major financial institution and aggregates an initial $25 million in notional principal amount $19.8 million and $21 million of outstanding notional principal at October 29, 2010 and October 31, 2009. This swap agreement effectively converted $25 million of variable interest rate debt to fixed rate debt. The swap agreement requires the Company to make fixed interest payments based on an average effective rate of 4.78% and receive variable interest payments from its counterparties based on one-month LIBOR (actual rate of 0.25 and 0.24% at October 31, 2010 and 2009). In fiscal 2010, 2009 and 2008, the Company recorded a net change in the fair value of the fixed interest rate swap agreement in the amount of $407,289, $(19,823), and $(546,563), net of income tax as other comprehensive income (loss). In 2009 ineffectiveness resulting in a $0.6 million loss, was charged to other expense on the Consolidated Statements of Operations. This loss resulted from the termination of LIBOR borrowing eligibility by the Administrative Agent under the Company's Credit Agreement. In 2010, the Company recorded $0.3 million, or $0.2 million net of tax as other income in the first quarter of 2010 prior to the Administrative Agent reinstating the LIBOR borrowing option in the second quarter of 2010. The interest rate swap was re-designated as a cash flow hedge in the second quarter of 2010 and upon expiration of the swap derivative on October 29, 2010 $0.7 million, or $0.4 million net of tax was reclassified into earnings. The net additional interest payments made or received under this swap agreement are recognized in interest expense.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Champion Industries, Inc. and Subsidiaries

15. EARNINGS PER SHARE

Earnings (loss) per share (EPS) were computed as follows:

		Income (loss)	Weighted Average Shares		Per Share Amount
Year Ended October 31, 2010					
Net income	**$**	**488,134**			
Basic earnings per share					
Income available to common shareholders		**488,134**	**9,988,000**	**$**	**0.05**
Effect of dilutive securities stock options			**—**		
Diluted earnings per share					
Income available to common shareholders and assumed conversions	**$**	**488,134**	**9,988,000**	**$**	**0.05**
Year Ended October 31, 2009					
Net loss	$	(27,520,624)			
Basic loss per share					
Loss available to common shareholders		(27,520,624)	9,988,000	$	(2.76)
Effect of dilutive securities stock options			—		
Diluted loss per share					
Loss available to common shareholders and assumed conversions	$	(27,520,624)	9,988,000	$	(2.76)
Year Ended October 31, 2008 (Restated)					
Net income	$	4,658,161			
Basic earnings per share					
Income available to common shareholders		4,658,161	9,986,000	$	0.47
Effect of dilutive securities stock options			38,000		
Diluted earnings per share					
Income available to common shareholders and assumed conversions	$	4,658,161	10,024,000	$	0.46

16. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended October 31, 2010 and 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues				
2010	**$ 32,387,000**	**$ 33,739,000**	**$ 31,890,000**	**$ 31,918,000**
2009	$ 36,891,000	$ 36,140,000	$ 34,356,000	$ 33,871,000
Gross profit				
2010	**$ 9,606,000**	**$ 10,410,000**	**$ 9,028,000**	**$ 9,579,000**
2009	$ 9,779,000	$ 10,439,000	$ 9,666,000	$ 10,944,000
Net income (loss)				
2010	**$ (213,000)**	**$ 333,000**	**$ (570,000)**	**$ 938,000**
2009 (Restated)	$ (634,000)	$ 295,000	$ (307,000)	$ (26,875,000)
Earnings (loss) per share				
Basic				
2010	**$ (0.02)**	**$ 0.03**	**$ (0.06)**	**$ 0.09**
2009 (Restated)	$ (0.06)	$ 0.03	$ (0.03)	$ (2.69)
Diluted				
2010	**$ (0.02)**	**$ 0.03**	**$ (0.06)**	**$ 0.09**
2009 (Restated)	$ (0.06)	$ 0.03	$ (0.03)	$ (2.69)
Weighted average shares outstanding				
Basic				
2010	**9,988,000**	**9,988,000**	**9,988,000**	**9,988,000**
2009	9,988,000	9,988,000	9,988,000	9,988,000
Diluted				
2010	**9,988,000**	**9,988,000**	**9,988,000**	**9,988,000**
2009	9,988,000	9,988,000	9,988,000	9,988,000

SHAREHOLDERS' INFORMATION

CORPORATE HEADQUARTERS
Champion Industries, Inc.

MAILING ADDRESS
P.O. Box 2968 | Huntington, WV 25728-2968

STREET ADDRESS
2450-90 First Avenue | Huntington, WV 25703 | **phone** 304 528 2700 | **fax** 304.528.2765

NOTICE TO SHAREHOLDERS
A copy of the Company's annual report on Form 10-K for the fiscal year ended October 31, 2010, as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, is available through EDGAR or upon written request to.

Champion Industries, Inc
P O Box 2968
Huntington, WV 25728-2968

ANNUAL MEETING
The annual meeting of shareholders will be held at 1.00 PM on Monday, March 21, 2011, at the Pullman Plaza Hotel, 1001 3rd Avenue, Huntington, WV.

REQUEST FOR INFORMATION
Shareholders, analysts and others seeking financial information are requested to contact our Chief Financial Officer at Corporate Headquarters

STOCK TRANSFER AGENT AND REGISTRAR
Computershare, Canton, MA
email web queries@computershare.com
phone 800.622 6757 within the U S , Canada and Puerto Rico or 781.575.4735 outside

Shareholder correspondence and written transfer requests should be sent to.

Computershare Investor Services
250 Royall Street
Canton, MA 02021



PRODUCTION NOTES

COVER

Paper | Endurance, 100# Silk Cover
Ink | 4-color process; PMS 485; Gloss Aqueous

PICTORIAL | NARRATIVE

Paper | Endurance, 100# Silk Text
Ink | 4-color process; PMS 485; Gloss Aqueous

PICTORIAL | NARRATIVE

Paper | Exact Opaque, 70# Gray
Ink | 2-color, PMS 485 and Black

PRINTED

The Merten Company, Cincinnati, Ohio | Printed with 200-line Sublima Screening

LAYOUT AND DESIGN

Bulldog Creative Services, Huntington, West Virginia

CHAMPION INDUSTRIES, INC.
P.O. Box 2968
Huntington, WV 25728-2968
phone 304.528.2700

www.champion-industries.com




